Exhibit 99.3

Management’s Discussion and Analysis

For the three and twelve months ended December 31, 2025

1

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated February 19, 2026 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the year ended December 31, 2025. This MD&A should be read in conjunction with the audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").
Throughout this MD&A, Eldorado, Eldorado Gold, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the fourth quarter of 2025.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the sections of this MD&A titled “Managing Risk”, “Forward-Looking Statements and Information” and "Other Information and Advisories". Additional information including this MD&A, the audited annual consolidated financial statements for the years ended 2025 and 2024, our Annual Information Form for the year ended December 31, 2024 (our "AIF"), and news releases have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR+"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedarplus.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), adjusted net earnings/(loss), adjusted net earnings/(loss) per share, free cash flow, free cash flow excluding Skouries, and cash flow from operating activities before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operating activities. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS and Other Financial Measures and Ratios” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Pounds ("M lb"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); Secured Overnight Financing Rate ("SOFR"), and Euro Interbank Offered Rate ("Euribor"), Tailings Management Facility ("TMF").

Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

2

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
3

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
About Eldorado Gold
Eldorado Gold is a Canadian mid-tier gold and base metals producer with mining, development, and exploration operations in Turkiye, Canada and Greece. We operate four mines: Kisladag and Efemcukuru located in western Turkiye, the Lamaque Complex in Quebec ("Lamaque"), Canada, and Olympias located in Northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias is a polymetallic operation producing three concentrates bearing gold, lead-silver and zinc.
Complementing our producing portfolio is our advanced stage copper-gold development project, Skouries, in Northern Greece ("Skouries Project"). We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that will allow for investment in the Skouries Project and the Olympias mine. In order to develop the Skouries Project, we have secured a project financing facility (see the section - Financial Condition and Liquidity of this MD&A), as well as a strategic investment of C$81.5 million by the European Bank for Reconstruction and Development.
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece. See additional discussion in the section - Development Projects of this MD&A.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 8,400 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value to all our stakeholders.
Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Consolidated Financial and Operational Highlights
Summarized Annual Financial Results

	2025	2024	2023
Revenue	$1,818.9	$1,322.6	$1,008.5
Gold produced (oz)	488,268	520,293	485,139
Gold sold (oz)	491,204	517,926	483,978
Average realized gold price ($/oz sold) (2)	$3,505	$2,405	$1,944
Production costs	677.6	564.2	478.9
Total cash costs ($/oz sold) (2,3)	1,176	940	850
All-in sustaining costs ($/oz sold) (2,3)	1,664	1,285	1,220
Net earnings for the period (1)	507.3	289.1	104.6
Net earnings per share – basic ($/share) (1)	2.50	1.42	0.54
Net earnings per share – diluted ($/share) (1)	2.47	1.41	0.54
Net earnings for the period continuing operations (1,4)	519.9	300.9	106.2
Net earnings per share continuing operations – basic ($/share) (1,4)	2.56	1.48	0.55
Net earnings per share continuing operations – diluted ($/share) (1,4)	2.53	1.46	0.54
Adjusted net earnings continuing operations (1,2,4)	354.9	320.7	110.7
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4)	1.75	1.57	0.57
Net cash generated from operating activities (4)	742.5	656.0	382.9
Cash flow from operating activities before changes in working capital (2,4)	752.0	635.5	411.2
Free cash flow (2,4)	(232.9)	19.8	(47.2)
Free cash flow excluding Skouries (2,4)	315.6	355.0	112.6
Cash and cash equivalents (4)	869.4	856.8	540.5
Total assets	6,727.3	5,835.6	4,987.6
Debt	1,275.1	915.4	636.1
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are offset against total cash costs.
(4)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Summarized Quarterly Financial Results

2025	Q1	Q2	Q3	Q4	2025
Revenue	$355.2	$451.7	$434.7	$577.2	$1,818.9
Gold produced (oz)	115,893	133,769	115,190	123,416	488,268
Gold sold (oz)	116,263	131,489	116,529	126,923	491,204
Average realized gold price ($/oz sold) (2)	$2,933	$3,270	$3,527	$4,251	$3,505
Production costs	148.3	162.2	164.1	203.0	677.6
Total cash cost ($/oz sold) (2,3)	1,153	1,064	1,195	1,295	1,176
All-in sustaining cost ($/oz sold) (2,3)	1,559	1,520	1,679	1,894	1,664
Net earnings (1)	72.4	138.0	56.0	240.8	507.3
Net earnings per share – basic ($/share) (1)	0.35	0.67	0.28	1.21	2.50
Net earnings per share – diluted ($/share) (1)	0.35	0.67	0.27	1.19	2.47
Net earnings for the period continuing operations (1,4)	72.0	139.0	56.5	252.3	519.9
Net earnings per share continuing operations - basic ($/share) (1,4)	0.35	0.68	0.28	1.26	2.56
Net earnings per share continuing operations - diluted ($/share) (1,4)	0.35	0.67	0.28	1.25	2.53
Adjusted net earnings continuing operations (1,2,4)	56.4	90.1	82.3	126.1	354.9
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4)	0.28	0.44	0.41	0.63	1.75
Net cash generated from operating activities (4)	130.4	158.2	170.2	283.7	742.5
Cash flow from operating activities before changes in working capital (2,4)	136.5	202.0	183.5	230.0	752.0
Free cash flow (2,4)	(29.4)	(61.6)	(87.4)	(54.5)	(232.9)
Free cash flow excluding Skouries (2,4)	67.9	61.5	76.9	109.3	315.6
Cash and cash equivalents (4)	978.1	1,078.6	1,043.9	869.4	869.4
Total assets	5,951.8	6,303.8	6,485.4	6,727.3	6,727.3
Debt	932.8	1,157.1	1,258.5	1,275.1	1,275.1

2024	Q1	Q2	Q3	Q4	2024
Revenue	$258.0	$297.1	$331.8	$435.7	$1,322.6
Gold produced (oz)	117,111	122,319	125,195	155,668	520,293
Gold sold (oz)	116,008	121,226	123,828	156,864	517,926
Average realized gold price ($/oz sold) (2)	$2,086	$2,336	$2,492	$2,625	$2,405
Production costs	123.0	127.8	141.2	172.1	564.2
Total cash cost ($/oz sold) (2,3)	922	940	953	944	940
All-in sustaining cost ($/oz sold) (2,3)	1,262	1,331	1,335	1,226	1,285
Net earnings (1)	33.6	55.5	95.0	105.1	289.1
Net earnings per share – basic ($/share) (1)	0.17	0.27	0.46	0.51	1.42
Net earnings per share – diluted ($/share) (1)	0.16	0.27	0.46	0.51	1.41
Net earnings for the period continuing operations (1,4)	35.2	56.4	101.1	108.2	300.9
Net earnings per share continuing operations - basic ($/share) (1,4)	0.17	0.28	0.49	0.53	1.48
Net earnings per share continuing operations - diluted ($/share) (1,4)	0.17	0.27	0.49	0.52	1.46
Adjusted net earnings continuing operations (1,2,4)	55.2	66.6	71.0	127.8	320.7
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4)	0.27	0.33	0.35	0.62	1.57
Net cash flow from operating activities (4)	95.3	112.2	180.9	267.6	656.0
Cash flow from operating activities before changes in working capital (2,4)	108.3	132.2	166.5	228.5	635.5
Free cash flow (2,4)	(30.9)	(32.0)	(4.8)	87.6	19.8
Free cash flow excluding Skouries (2,4)	33.7	33.9	98.3	189.2	355.0
Cash and cash equivalents (4)	514.7	595.1	676.6	856.8	856.8
Total assets	5,065.5	5,280.6	5,565.1	5,835.6	5,835.6
Debt	643.8	748.0	849.2	915.4	915.4
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are offset against total cash costs.
(4)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Key Business Developments
Skouries Project Update
First production of the copper-gold concentrate is expected in early Q3 2026 and commercial production is expected in Q4 2026, with 2026 gold production projected to be between 60,000 and 100,000 ounces and copper production projected to be between 20 and 40 million pounds.
See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
Updated Technical Report
In Q1 2025, the Company filed an amended technical report related to the Lamaque Complex (“Amended Technical Report”). The Amended Technical Report was prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), and may be found on the Company’s website (www.eldoradogold.com) or under the Company's SEDAR+ profile (www.sedarplus.com).
The Amended Technical Report was filed to support updated scientific and technical disclosure in the Company’s Annual Information Form filed in March 2025.
Executive Leadership Changes
Effective September 12, 2025, Christian Milau was appointed as President of the Company.
Normal Course Issuer Bid
In May 2025, Eldorado amended its normal course issuer bid ("NCIB") and renewed it in July 2025. In 2025, the Company repurchased and cancelled 7,688,241 common shares at an average price of $26.47 for a total of $203.5 million.
Dividend Program
In January 2026, the Company announced the initiation of a dividend program. The dividend program provides for the payment of a regular quarterly dividend per common share of the Company (“common share”). The initial quarterly dividend of $0.075 per common share has been declared and will be payable on March 13, 2026, to shareholders of record at the close of business on February 27, 2026.
Acquisition of Foran Mining Corporation
On February 2, 2026, the Company and Foran Mining Corporation (“Foran”) announced that they had entered into an arrangement agreement dated February 1, 2026 pursuant to which the Company agreed to acquire all the issued and outstanding common shares in the capital of Foran (the “Foran Common Shares”) by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the Arrangement, holders of outstanding Foran Common Shares (including common shares in the capital of Foran to be issued on conversion of the outstanding non-voting shares in the capital of Foran) will receive 0.1128 of a common share of the Company and $0.01 in cash in exchange for each Foran Common Share held. In addition to approval by the shareholders of the Company, Foran securityholder approval and court approval, the Arrangement is also subject to the satisfaction of other closing conditions customary to a transaction of this nature, including TSX and NYSE approval, and approval under the Competition Act (Canada). The Arrangement is expected to be completed in the second quarter of 2026.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Review of Financial and Operating Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") improved to 0.55 in Q4 2025, compared to 1.02 in Q4 2024. On a year-to-date basis, LTIFR was 0.99 in 2025, consistent with 0.99 in 2024. We continue to implement multi-year programs to support continuous improvement in workplace safety, supporting our vision of Everyone Going Home Healthy and Safe Every Day.
Production, Sales and Revenue
In 2025, the Company produced 488,268 ounces of gold, achieving the higher-end of 2025 production guidance. As expected, it was lower than 2024 production of 520,293 ounces, a decrease of 6%.
•Kisladag produced 168,701 ounces during the year, a decrease of 3% from 2024 production of 174,080 ounces due to fewer tonnes placed on the pad and lower grades stacked during 2025.
•Lamaque produced 187,208 ounces during the year, a decrease of 5% from 2024 production of 196,538 ounces as a result of lower average grades and recoveries, partially offset by higher ore throughput.
•Efemcukuru produced 72,482 ounces during the year, a decrease of 10% from 2024 production of 80,143 ounces, reflecting predominately lower grades.
•Olympias produced 59,877 ounces during the year, a decrease of 14% from 2024 production of 69,532 ounces. This primarily reflects lower throughput and recoveries during the year as a result of persistent flotation circuit stability issues due to a paste backfill blend that affected the water chemistry, as well as equipment availability constraints.
Total Q4 2025 gold production was 123,416 ounces, a decrease of 21% from Q4 2024 production of 155,668 ounces and primarily reflects a decrease in production at Kisladag due to lower grade and tonnage stacked compared to 2024, at Lamaque due to lower throughput rates and lower grades when compared Q4 2024 when the first Ormaque bulk sample was processed which was high in gold grade, and at Efemcukuru due to lower grades despite higher tonnes milled. These decreases were partially offset by a 16% increase in Q4 2025 production at Olympias reflecting higher gold grades and recoveries despite slightly lower throughput. Q4 2025 production increased 7% from Q3 2025 production of 115,190 ounces primarily attributable to the performance of Olympias.
Gold sales in 2025 totalled 491,204 ounces, a decrease of 5% from 517,926 ounces in 2024, and 126,923 ounces in Q4 2025, a decrease of 19% from 156,864 ounces in Q4 2024. The lower sales volume in both periods compared to prior year primarily reflected planned lower production across all sites.
The average realized gold price(1) was $3,505 per ounce sold in 2025, an increase from $2,405 per ounce sold in 2024, and $4,251 per ounce sold in Q4 2025 compared to $2,625 per ounce sold in Q4 2024, and benefitted from strengthening metal prices throughout the year.
Total revenue was $1,818.9 million in 2025, an increase of 38% from revenue of $1,322.6 million in 2024, and $577.2 million in Q4 2025, an increase of 32% from revenue of $435.7 million in Q4 2024. The increase in both periods was due to higher average realized gold prices partially offset by lower volumes sold.
Production Costs and Unit Cost Performance
Production costs increased to $677.6 million in 2025 from $564.2 million in 2024 and increased to $203.0 million in Q4 2025 from $172.1 million in Q4 2024. Increases in both periods were driven by higher royalties, accounting for approximately 40% of the increase to production costs in the year-over-year comparison. Additionally, there are rising labour costs in Turkiye where cost inflation continues to outpace the devaluation of the local currency, as well as at Lamaque, where additional costs were incurred on labour and contractors due to the deepening of the production centre of the Triangle Mine, resulting in increased haulage distance, equipment and personnel requirements.
1 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Production costs include royalty expense, which increased to $124.3 million in 2025 from $79.4 million in 2024, and increased to $44.7 million in Q4 2025 from $26.4 million in Q4 2024 due to higher average gold prices. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Effective July 24, 2025, amendments to Turkish Mining Law were enacted, which included changes to the base rate table for state royalties on gold metal sales. The price-linked sliding scale of royalty rates has broadened with increasing rate bands, with the highest band at a maximum gold price of $5,101/oz, an expansion from the previous maximum of $2,101/oz. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR/USD exchange rate.
Total cash costs(2) averaged $1,176 per ounce sold in 2025, an increase from $940 per ounce sold in 2024. In Q4 2025, total cash costs averaged $1,295 per ounce sold, an increase from $944 per ounce sold in Q4 2024. The increase in both periods was primarily due to higher royalty expense driven by higher gold prices and unit costs, as well as lower gold volumes sold.
AISC per ounce sold(2) increased to $1,664 in 2025 from $1,285 in 2024, and to $1,894 in Q4 2025 from $1,226 in Q4 2024. The increase in both periods primarily reflect higher total cash costs per ounce sold as discussed above and higher sustaining capital expenditures.
Other Expenses
Depreciation expense increased to $258.6 million in 2025 from $251.5 million in 2024 primarily reflecting higher depreciation at Lamaque, due to higher tonnes mined and a decrease in the Triangle reserve tonnes. Depreciation expense decreased to $69.6 million in Q4 2025 from $73.5 million in Q4 2024 primarily due to lower production and volumes sold.
Foreign exchange loss was $20.1 million for 2025 compared to a gain of $5.3 million in 2024. The loss was primarily due to the impact on Euro denominated debt and payables, where a strengthening Euro results in foreign exchange losses, which are partially offset by foreign exchange movements in Euro denominated cash balances and other receivables.
Other expense (income) changed to an expense of $151.5 million in 2025 compared to other income of $39.1 million in 2024, and includes other expense of $36.3 million in Q4 2025 and other income of $20.5 million in Q4 2024, respectively. Other expense in 2025 was mainly comprised of realized and unrealized losses on derivative instruments, including realized losses of $154.4 million for 2025 and $74.8 million in Q4 2025 primarily on the gold collars. Other income in 2024 was mainly related to a $60.0 million gain on recognition of a deferred consideration from the sale of the Tocantinzinho Project.
Finance costs increased to $31.6 million in 2025 from $23.0 million in 2024, driven by higher interest and financing fees on cumulative debt, financing costs of $5.1 million incurred on the disposal of marketable securities in Q1 2025, partially offset by a fair value gain of $7.1 million on the redemption option derivative on the Senior Notes.
Income Tax
Income tax expense from continuing operations decreased to $22.1 million in 2025 from $134.8 million in 2024, and included a $32.5 million recovery in Q4 2025 (Q4 2024 $68.8 million expense).
Current tax expense increased to $229.1 million in 2025 from $114.1 million in 2024 and to $85.1 million in Q4 2025 from $41.3 million in Q4 2024. Current tax expense related primarily to operations in Turkiye and Quebec.
Turkiye current taxes were $128.7 million and $44.3 million in 2025 and Q4 2025, respectively, as compared to $54.8 million and $15.3 million in 2024 and Q4 2024. Turkiye current tax for 2025 included $22.3 million of withholding tax incurred on repatriated earnings and $9.1 million of tax on foreign exchange gains offset by $15.8 million of investment tax credits.
Quebec current taxes were $86.4 million and $26.9 million in 2025 and Q4 2025, respectively, as compared to $53.4 million and $30.0 million in 2024 and Q4 2024 respectively. The increase in 2025 mainly reflects increased Quebec mining duties and income taxes resulting from increased sales revenue from Lamaque.
2 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Deferred income taxes were $207.1 million recovery in 2025 and $117.7 million recovery in Q4 2025 as compared to expenses of $20.7 million in 2024 and $27.5 million in Q4 2024.
The 2025 and Q4 2025 deferred tax recoveries included a recovery of $63.7 million on the recognition of a deferred tax asset on previously unrecognized tax attributes in Greece, and recoveries of $114.0 million and $40.5 million in the respective periods, on the recognition of deferred tax assets on tax attributes that became available in Canada in 2025.
Deferred tax included expenses of $30.5 million and $5.2 million due to the weakening of the Turkish Lira and recoveries of $49.2 million and $1.3 million due to the strengthening of the Euro, both against the U.S. dollar in the respective periods.
Deferred tax further included, among other items, recoveries of $39.5 million and $27.2 million from reversals of foreign temporary differences offset by expenses of $57.2 million and $28.7 million for use of tax attributes in Canada in 2025 and Q4 2025, respectively.
The Company continually assesses its potential exposure to Pillar Two income taxes. Assessments are based on the most recent information available regarding the financial performance of the constituent entities in the group. Based on the most recent assessment performed, the Company does not expect a material exposure to Pillar Two top-up taxes.
Net Earnings Attributable to Shareholders
The Company reported net earnings attributable to shareholders from continuing operations of $519.9 million ($2.56 basic earnings per share) in 2025, compared to $300.9 million ($1.48 basic earnings per share) in 2024 and net earnings of $252.3 million ($1.26 basic earnings per share) in Q4 2025, compared to net earnings of $108.2 million ($0.53 basic earnings per share) in Q4 2024. Net earnings attributable to shareholders from continuing operations increased in 2025 and Q4 2025 primarily due to higher revenue from higher average realized gold prices, partially offset by higher production costs and losses on derivative instruments.
Adjusted net earnings(3) was $354.9 million ($1.75 per share) in 2025, compared to $320.7 million ($1.57 per share) in 2024. Adjustments of non-recurring items in 2025 include removing a $177.7 million recovery for the recognition of deferred tax assets, a $18.7 million gain on foreign exchange due to the translation of deferred tax balances, and a $39.4 million unrealized loss on derivative instruments, among other items. Adjusted net earnings(3) was $126.1 million ($0.63 per share) in Q4 2025, removing a $104.2 million recovery for the recognition of deferred tax assets, a $27.4 million unrealized gain on derivative instruments and a $3.9 million loss on foreign exchange due to the translation of deferred tax balances, among other items.
Cash Generated from Operating Activities and Free Cash Flow(3)
Net cash generated from operating activities of continuing operations increased to $742.5 million in 2025 from $656.0 million in 2024, primarily as a result of higher revenues, partially offset by higher production costs. See additional discussion in the section - Financial Condition and Liquidity of this MD&A.
Free cash flow(3) was negative $232.9 million in 2025 compared to an inflow $19.8 million in 2024, with the decrease this year primarily due to an increase in investing activities, particularly construction at the Skouries Project. Free cash flow excluding Skouries(3) was $315.6 million in 2025 and $355.0 million in 2024. This measure of free cash flow adds back cash-basis capital expenditure on the Skouries Project and capitalized interest related to the Skouries Project in the respective periods.
3 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

10

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
2026 Outlook

2026 Guidance (1)
		Lamaque Complex	Kisladag	Efemcukuru (4)	Olympias (4,5)	Skouries Project (6)	Total (7)
Production	Gold (000' oz)	185 - 200 (9)	105 - 130	70 - 80	70 - 80	60 - 100 (10)	490 - 590 (9,10)
	Copper (M lb)	—	—	—	—	20 - 40 (10)	20 - 40 (10)
	Silver (000' oz)	—	—	—	1,550 - 1,750	—	1,550 - 1,750
	Lead (000' t)	—	—	—	15 - 18	—	15 - 18
	Zinc (000' t)	—	—	—	16 - 19	—	16 - 19
Tonnes processed (millions)		0.95 - 1.00	12.5 - 13.5	0.53 - 0.55	0.51 - 0.54	2.0 - 3.5	—
Gold Grade (g/t)		6.0 - 6.5	0.5 - 0.6	4.5 - 5.0	7.5 - 8.0	1.0 - 1.2	—
Operations	Total Cash Costs (2) ($/oz sold)	790 - 990	1,830 - 2,080	1,680 - 1,880	1,030 - 1,230	—	1,220 - 1,420
	All-in Sustaining Costs (2) ($/oz sold)	1,160 - 1,360	2,100 - 2,350	2,010 - 2,210	1,370 – 1,570	—	1,670 - 1,870
Skouries	All-in Sustaining Costs (2) ($/oz sold)	—	—	—	—	(100) - 200	(100) - 200
Capital Expenditures ($ millions)
Operations	Sustaining (2)	70 - 80	25 - 30	20 - 25	25 - 30	—	140 - 165
	Growth (2,3)	180 - 190	130 - 140	25 - 30	40 - 45	—	375 - 405
Skouries	Project Capital	—	—	—	—	175 - 185	175 - 185
	Accelerated Operational	—	—	—	—	80 - 90	80 - 90
	Growth (8)	—	—	—	—	35 - 45	35 - 45
	Sustaining (8)	—	—	—	—	20 - 35	20 - 35
(1)Guidance provided is for existing Eldorado Gold assets only.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Includes capitalized exploration at the Lamaque Complex, Efemcukuru and Olympias.
(4)Payable metal produced.
(5)Olympias by-product grades: Silver: 100 - 130 g/t; Zinc: 4.6 - 5.1%; Lead: 3.8 - 4.3%
(6)Skouries Copper grades: 0.5 - 0.7%
(7)Totals may not add based on the averaging of costs.
(8)Skouries growth and sustaining capital following commercial production (expected in Q4).
(9)Includes production anticipated from Ormaque, dependent on permitting.
(10)Includes expected pre-commercial production from Skouries. Skouries commercial production is expected in Q4.

Total gold production in 2026 is expected to be second-half weighted, with approximately 65% in H2 2026, driven by the ramp-up of Skouries, the ramp-up at Olympias and the impact of mine waste stripping and grade profile at Kisladag.
Total cash costs4,5 in 2026 for operations are expected to be between $1,220 and $1,420 per ounce sold and AISC4,5 for operations between $1,670 and $1,870 per ounce sold. The expected increase in 2026 costs is driven by forecasted higher labour costs as a result of inflation (particularly in Turkiye), increased sustaining capital and higher royalty expense, partially offset by higher by-product credits.
Exploration and evaluation expenditures are expected to be between $75 and $85 million in 2026, comprising $57 to $65 million of expensed and capitalized sustaining exploration and $18 to $20 million of exploration included in growth capital. General and administrative expenses are expected to be between $40 and $45 million in 2026, and depreciation expense excluding Skouries is expected to be between $240 and $260 million. Skouries depreciation expense is expected to be between $15 and $35 million.
4 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
5 Total cash costs and AISC are for the operations and does not include Skouries.

11

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Operations Update
Gold Operations

	3 months ended December 31,		12 months ended December 31,
	2025	2024	2025	2024
Total
Ounces produced	123,416	155,668	488,268	520,293
Ounces sold	126,923	156,864	491,204	517,926
Production costs	$203.0	$172.1	$677.6	$564.2
Total cash costs ($/oz sold) (1,2)	$1,295	$944	$1,176	$940
All-in sustaining costs ($/oz sold) (1,2)	$1,894	$1,226	$1,664	$1,285
Sustaining capital expenditures (2)	$53.8	$31.0	$169.1	$124.3
Kisladag
Ounces produced	41,140	56,483	168,701	174,080
Ounces sold	43,043	56,056	169,971	173,124
Production costs	$70.8	$56.1	$221.1	$162.7
Total cash costs ($/oz sold) (1,2)	$1,593	$978	$1,264	$918
All-in sustaining costs ($/oz sold) (1,2)	$1,933	$1,073	$1,478	$1,025
Sustaining capital expenditures (2)	$12.0	$3.8	$28.1	$12.7
Lamaque
Ounces produced	49,307	63,742	187,208	196,538
Ounces sold	49,886	61,894	187,551	194,670
Production costs	$43.0	$38.7	$150.8	$140.3
Total cash costs ($/oz sold) (1,2)	$841	$615	$790	$711
All-in sustaining costs ($/oz sold) (1,2)	$1,392	$933	$1,302	$1,134
Sustaining capital expenditures (2)	$26.8	$19.2	$94.1	$80.3
Efemcukuru
Ounces produced	14,496	19,451	72,482	80,143
Ounces sold	14,591	19,185	73,191	80,002
Production costs	$32.6	$26.9	$118.1	$99.9
Total cash costs ($/oz sold) (1,2)	$1,929	$1,376	$1,510	$1,231
All-in sustaining costs ($/oz sold) (1,2)	$2,536	$1,650	$1,846	$1,411
Sustaining capital expenditures (2)	$8.6	$5.1	$22.9	$15.9
Olympias
Ounces produced	18,473	15,992	59,877	69,532
Ounces sold	19,403	19,729	60,491	70,130
Production costs	$56.7	$50.4	$187.6	$161.3
Total cash costs ($/oz sold) (1,2)	$1,324	$1,463	$1,722	$1,304
All-in sustaining costs ($/oz sold) (1,2)	$1,676	$1,669	$2,145	$1,562
Sustaining capital expenditures (2)	$6.5	$2.9	$24.1	$15.4
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Kisladag

	3 months ended December 31,		12 months ended December 31,
Operating Data	2025	2024	2025	2024
Tonnes placed on pad	3,338,199	3,434,938	12,869,908	13,123,978
Ounces placed on pad (2)	35,588	46,061	154,582	191,379
Head grade (g/t Au)	0.68	0.70	0.73	0.81
Gold ounces produced	41,140	56,483	168,701	174,080
Gold ounces sold	43,043	56,056	169,971	173,124
Average realized price ($/oz sold) (1)	$4,264	$2,657	$3,468	$2,424
Total cash costs ($/oz sold) (1)	$1,593	$978	$1,264	$918
All-in sustaining costs ($/oz sold) (1)	$1,933	$1,073	$1,478	$1,025
Financial Data
Revenue	$185.7	$150.3	$595.8	$423.5
Production costs	70.8	56.1	221.1	162.7
Depreciation and depletion	26.2	30.2	90.6	93.7
Earnings from mine operations	88.7	63.9	284.0	167.1
Growth capital investment (1)	34.8	22.2	104.9	107.3
Sustaining capital expenditures (1)	12.0	3.8	28.1	12.7
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Recoverable ounces.

Kisladag produced 168,701 ounces of gold in 2025, a 3% decrease from 174,080 ounces in 2024 due to fewer tonnes placed on the pad and lower grades stacked during 2025. Similarly, gold production of 41,140 ounces in the quarter decreased 27% from 56,483 ounces in Q4 2024, due to lower available stacked ounces. In the year, lower grades of 0.73 grams per tonne in 2025 compared to 0.81 grams per tonne in 2024, resulted in lower recoverable ounces stacked in the quarter.
Revenue increased to $595.8 million in 2025 from $423.5 million in 2024 and increased to $185.7 million from $150.3 million in Q4 2024, reflecting higher average realized prices, offsetting lower gold volumes sold in both periods.
Production costs increased to $221.1 million in 2025 from $162.7 million in 2024 and to $70.8 million in Q4 2025 from $56.1 million in Q4 2024. The increases in both periods were primarily due to higher royalty expense from higher average realized gold prices and increased royalty rates effective from Q3 2025, as well as rising labour costs and costs of local services mainly driven by inflation exceeding the devaluation of the local currency. As a result, total cash costs per ounce sold increased to $1,264 in 2025 from $918 in 2024 and $1,593 in Q4 2025 from $978 in Q4 2024, which was also impacted by lower ounces sold.
Depreciation expense decreased to $90.6 million in 2025 from $93.7 million in 2024 due to lower ounces produced and sold during the year.
AISC per ounce sold increased to $1,478 in 2025 from $1,025 in 2024 and increased to $1,933 in Q4 2025 from $1,073 in Q4 2024 due to higher total cash costs per ounce sold and higher sustaining capital expenditures.
Sustaining capital expenditures were $28.1 million in 2025, including $12.0 million in Q4 2025, primarily related to equipment rebuilds, and heap leach pad interlifts. Growth capital investment was $104.9 million in 2025, including $34.8 million in Q4 2025 primarily for waste stripping and associated equipment costs to support the mine life extension, continued construction of the second and third phases of the North heap leap pad ("NHLP") and additional North adsorption, desorption and recovery ("ADR") plant infrastructure, as well as technical studies.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Following a comprehensive technical and economic assessment, with a focus on capital discipline, whole ore agglomeration was decoupled from additional screening for the high pressure grinding rolls ("HPGR"). This allows for the implementation of the whole ore agglomeration circuit. The investment is expected to be approximately $35 million, and is expected to enhance permeability, improve kinetics, and shorten the leach cycle. Procurement of long-lead items commenced in Q4 2025, with installation of the agglomeration drums targeted for 2027.
Following the Q2 2025 decision to expand the secondary crusher circuit to facilitate operational debottlenecking and reduce wear on the HPGR, a new crusher has been ordered, and is expected to be delivered and installed in H2 2026.
The geometallurgical study for characterization of future mining phases continues and will evaluate the benefit of additional screening for the HPGR and whole ore agglomeration. This study is expected to be complete in H1 2026.
The higher metal price environment has created a significant opportunity for the Kisladag open pit, to allow us to evaluate the opportunity to move from a $1,700 to a $2,100 pit shell, which is expected to open up the western area of the pit and support resource expansion. To facilitate this opportunity and assist in resolving ongoing geotechnical challenges in the open pit, we expect to increase waste stripping in 2026 by 6 to 8 million tonnes. The mine optimization plan is expected to be beneficial in the long-term by improved balancing of ore and waste movement and supporting consistent year-over-year performance.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Lamaque

	3 months ended December 31,		12 months ended December 31,
Operating Data	2025	2024	2025	2024
Tonnes milled	241,772	256,628	997,227	943,509
Head grade (g/t Au)	6.78	8.05	6.19	6.74
Average recovery rate	93.4%	95.8%	94.3%	96.1%
Gold ounces produced	49,307	63,742	187,208	196,538
Gold ounces sold	49,886	61,894	187,551	194,670
Average realized gold price ($/oz sold) (1)	$4,204	$2,659	$3,496	$2,420
Total cash costs ($/oz sold) (1)	$841	$615	$790	$711
All-in sustaining costs ($/oz sold) (1)	$1,392	$933	$1,302	$1,134
Financial Data
Revenue	$210.7	$165.2	$658.2	$473.0
Production costs	43.0	38.7	150.8	140.3
Depreciation and depletion	20.8	18.0	81.5	71.8
Earnings from mine operations	147.0	108.5	425.9	261.0
Growth capital investment (1)	17.7	4.1	65.2	23.0
Sustaining capital expenditures (1)	26.8	19.2	94.1	80.3
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Lamaque produced 187,208 ounces of gold in 2025, a 5% decrease from 196,538 ounces in 2024 as a result of lower average grades and recoveries, partially offset by higher ore throughput. Gold production of 49,307 ounces in the quarter was lower compared to 63,742 ounces in Q4 2024 due to lower throughput rates as a result of a planned shutdown in Q4 and lower grades which influenced lower average recoveries. The gold grade decreased to 6.78 grams per tonne in Q4 2025 from 8.05 grams per tonne in 2025 due to mine sequencing, as well as the high-grade Ormaque bulk sample processed in Q4 2024.
Revenue increased to $658.2 million in 2025 from $473.0 million in 2024 and increased to $210.7 million from $165.2 million in Q4 2024. The increase in both periods is due to higher average realized gold prices.
Production costs increased to $150.8 million in 2025 from $140.3 million in 2024, and to $43.0 million in the quarter from $38.7 million in Q4 2024, primarily due to higher royalties and additional costs incurred for labour, contractors, and equipment rentals. As a result, total cash costs per ounce sold increased to $790 in 2025 from $711 in 2024, and increased to $841 in Q4 2025, from $615 in Q4 2024.
AISC per ounce sold increased to $1,302 in 2025 from $1,134 in 2024, and $1,392 in Q4 2025 from $933 in Q4 2024 primarily reflecting higher total cash costs per ounce sold and higher sustaining capital expenditures during the year.
Sustaining capital expenditures were $94.1 million in 2025, including $26.8 million in Q4 2025, primarily related to underground development, delineation drilling, equipment rebuilds and purchases. Growth capital investments of $65.2 million in 2025, including $17.7 million in Q4 2025, primarily related to Ormaque development, construction of the north basin water management structure, procurement of the paste plant, as well as resource conversion drilling.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Efemcukuru

	3 months ended December 31,		12 months ended December 31,
Operating Data	2025	2024	2025	2024
Tonnes milled	142,210	138,837	535,270	541,782
Head grade (g/t Au)	3.65	5.32	4.88	5.39
Average recovery rate (to concentrate)	89.8%	91.4%	91.3%	91.9%
Gold ounces produced (1)	14,496	19,451	72,482	80,143
Gold ounces sold	14,591	19,185	73,191	80,002
Average realized gold price (2)	$4,429	$2,631	$3,654	$2,480
Total cash costs ($/oz sold) (2)	$1,929	$1,376	$1,510	$1,231
All-in sustaining costs ($/oz sold) (2)	$2,536	$1,650	$1,846	$1,411
Financial Data
Revenue	$69.1	$51.0	$275.0	$199.9
Production costs	32.6	26.9	118.1	99.9
Depreciation and depletion	8.6	9.6	32.1	31.9
Earnings from mine operations	27.9	14.5	124.8	68.1
Growth capital investment (2)	5.0	1.2	13.4	4.6
Sustaining capital expenditures (2)	8.6	5.1	22.9	15.9
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Efemcukuru produced 72,482 payable ounces of gold in 2025, a 10% decrease from 80,143 payable ounces in 2024, reflecting predominately lower grades. Gold production of 14,496 payable ounces in the quarter was 25% lower than 19,451 payable ounces produced in Q4 2024, due to lower grades despite higher tonnes milled.
Revenue increased to $275.0 million in 2025 from $199.9 million in 2024 and to $69.1 million in Q4 2025 from $51.0 million in Q4 2024. Increases in both periods were driven by higher average realized gold prices, offsetting lower ounces sold.
Production costs increased to $118.1 million in 2025 from $99.9 million in 2024 and increased to $32.6 million in Q4 2025 from $26.9 million in Q4 2024, primarily driven by higher royalty expense as a result of higher gold prices and increased royalty rates in Turkiye effective in Q3 2025. Higher direct operating costs, including labour, were driven by inflation exceeding the devaluation of local currency. Operating cost increases and lower gold production in the year resulted in an increase in total cash costs per ounce sold to $1,510 in 2025, from $1,231 in 2024 and increased to $1,929 in Q4 2025 from $1,376 in Q4 2024.
AISC per ounce sold increased to $1,846 in 2025 from $1,411 in 2024 and to $2,536 in Q4 2025 from $1,650 in Q4 2024, primarily reflecting higher total cash costs per ounce sold and higher sustaining capital expenditures as a result of increased development.
Sustaining capital expenditure was $22.9 million in 2025, including $8.6 million in Q4 2025, related primarily to underground development as well as equipment rebuilds and purchases. Growth capital investment was $13.4 million in 2025, including $5.0 million in Q4 2025 related to both underground and portal development at Kokarpinar and development costs at Bati.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Olympias

	3 months ended December 31,		12 months ended December 31,
Operating Data	2025	2024	2025	2024
Tonnes milled	102,699	109,186	431,116	446,732
Head grade (g/t gold)	9.66	8.05	8.28	8.54
Head grade (g/t silver)	110.49	126.07	110.24	123.70
Head grade (% lead)	3.54%	4.08%	3.52%	3.93%
Head grade (% zinc)	3.73%	4.34%	3.84%	4.25%
Gold average recovery rate (to concentrate)	83.9%	81.1%	78.2%	82.3%
Silver average recovery rate (to concentrate)	78.8%	78.8%	72.9%	75.9%
Lead average recovery rate (to concentrate)	78.8%	79.3%	73.6%	76.3%
Zinc average recovery rate (to concentrate)	76.9%	75.5%	70.3%	75.6%
Gold ounces produced (1)	18,473	15,992	59,877	69,532
Gold ounces sold	19,403	19,729	60,491	70,130
Silver ounces produced (1)	269,681	330,761	1,083,313	1,223,473
Silver ounces sold	300,168	365,254	1,070,584	1,269,324
Lead tonnes produced (1)	2,634	3,238	10,195	11,727
Lead tonnes sold	2,845	3,545	9,883	12,057
Zinc tonnes produced (1)	2,512	3,041	9,923	12,102
Zinc tonnes sold	2,094	3,205	9,105	11,416
Average realized gold price ($/oz sold) (2)	$4,213	$2,422	$3,458	$2,228
Total cash costs ($/oz sold) (2)	$1,324	$1,463	$1,722	$1,304
All-in sustaining costs ($/oz sold) (2)	$1,676	$1,669	$2,145	$1,562
Financial Data
Revenue	$111.7	$69.3	$289.9	$226.2
Production costs	56.7	50.4	187.6	161.3
Depreciation and depletion	14.0	15.7	54.3	54.1
Earnings from mine operations	41.0	3.2	48.0	10.8
Growth capital investment (2)	16.9	3.8	34.8	10.5
Sustaining capital expenditures (2)	6.5	2.9	24.1	15.4
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Olympias produced 59,877 ounces of gold in 2025, a 14% decrease from 69,532 ounces in 2024. This primarily reflects lower throughput and recoveries during the year as a result of persistent flotation circuit stability issues due to a paste backfill blend that affected the water chemistry, as well as equipment availability constraints.
Gold production of 18,473 ounces in Q4 2025 increased from 15,992 ounces in Q4 2024 as a result of higher gold grades and recoveries despite slightly lower throughput. Lead and silver production decreased in the period compared to Q4 2024, primarily reflecting lower grades.
Revenue increased to $289.9 million in 2025 from $226.2 million in 2024 and increased to $111.7 million in Q4 2025 from $69.3 million in Q4 2024, as a result of a higher average realized gold price, offset by lower sales volumes in both periods.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Production costs increased to $187.6 million in 2025 from $161.3 million in 2024 and to $56.7 million in Q4 2025 from $50.4 million in Q4 2024. Costs were higher in the quarter and for the year compared to 2024 primarily due to the stronger Euro as well as higher royalties as a result of higher gold prices. These impacts were offset by higher by-product credits from base metal sales, which benefitted from the impact of higher silver prices. This resulted in total cash costs per ounce sold decreasing to $1,324 in Q4 2025 from $1,463 in Q4 2024. Total cash costs per ounce sold increased to $1,722 in 2025 from $1,304 in 2024 due to higher royalties and lower ounces sold.
AISC per ounce sold of $1,676 in Q4 2025 was comparable to $1,669 in Q4 2024. AISC per ounce sold increased to $2,145 in 2025 from $1,562 in 2024 primarily due to higher total cash costs, lower volumes sold and higher sustaining capital expenditures.
Sustaining capital expenditure increased to $24.1 million in 2025 from $15.4 million in 2024 and to $6.5 million in Q4 2025 from $2.9 million in Q4 2024. Spending in both periods primarily included underground development and mobile mining equipment rebuilds and purchases. Growth capital investments in 2025 relate to underground development and mill expansion infrastructure. The mill expansion to 650 ktpa (from 500 ktpa currently) continued to progress with completion expected in Q3 2026 and ramp-up expected in Q4 2026.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Development Projects
Skouries – Greece
The Skouries Project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade copper-gold project. In January 2022, Eldorado published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production over the life of the mine of 140,000 ounces of gold and 67 million pounds of copper, or approximately 240,000 gold equivalent ounces.6
First production of the copper-gold concentrate is expected in early Q3 2026 and commercial production is expected in Q4 2026, with 2026 gold production projected to be between 60,000 and 100,000 ounces and copper production projected to be between 20 and 40 million pounds.
Concentrate Off-Take Agreements
Commercial terms for concentrate off-take have been agreed to with counterparties and contract execution expected before the end of Q1. Negotiated concentrate off-take agreements will cover approximately 80% of the copper concentrate for a two to three year term depending on the agreement and we expect to achieve significantly better economic terms than those assumed in the 2022 feasibility study assumptions, as a result of better pricing and treatment charge conditions in the current market.
Capital Estimate and Schedule
The capital cost estimate for Skouries is $1.16 billion (including recently announced foreign exchange impacts of $43 million and an additional $50 million related to the schedule impacts following a delay in first concentrate production). The project remains fully funded through projected equity contributions and project financing. The Term Facility totalling €680.4 million ($799.5 million) is fully drawn.
Project capital totalled $136.6 million in Q4 2025 and $475.2 million during the year ended December 31, 2025. At December 31, 2025, cumulative project capital invested towards phase 2 of construction totalled $980.0 million.
Accelerated operational costs of $178 million (including a recently announced $24 million increase related to acceleration of underground development and increased stope widths) include additional pre-commercial underground and open-pit mining and accelerate the purchase of higher capacity mobile mining equipment.
Accelerated operational capital was $34.8 million in Q4 2025 and $86.1 million for 2025. As of December 31, 2025, cumulative accelerated operational capital totalled $93.1 million.
6 The technical report entitled “Technical Report, Skouries Project, Greece” with an effective date of January 22, 2022 is available under the Company's profile at www.sedarplus.com and www.sec.gov. Gold equivalent ounces: Calculated by converting copper pounds produced into gold equivalent using budgeted commodity prices for the relevant period: 2026-2027: $4,000/oz gold and $5.00/lb copper; 2029 and beyond: $3,000/oz gold and $4.50/lb copper.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Construction Activities
As at December 31, 2025, overall project progress was 90% when including the first phase of construction and 78% complete for phase 2 of construction.
Primary Crusher Building
Progress continues on the construction of the crusher building structure with the concrete now complete. The primary crusher is mechanically complete and set in position, with work continuing on finalizing the electrical installations. Conveyors from the primary crusher through the coarse ore stockpile to the process plant have been installed and belt installations commenced in January 2026.
The stockpile dome foundation is complete and assembly of the dome structure is progressing. Two of the three reclaim feeders and associated chute work have been installed, with pre-assembly underway on the remaining reclaim feeder. Installation of the prefabricated electrical distribution room was completed at the end of January 2026 with electrical cable installation and terminations in progress.
Process Plant
Work in the process plant remains focused on mechanical installations, piping, cable tray and cabling in preparation for first ore. Recent inspections have identified the need to replace the cyclone feed pump variable speed drive capacitors in the process plant main mill discharge cyclone feed, which experienced moisture damage during storage. Temporary replacement equipment has been ordered and is expected to be installed in Q2 2026 with permanent equipment in Q3 2026. High and medium voltage electrical distribution from multiple substations within the process plant network are advancing, and the control building structure is complete with electrical work underway across all areas.
The prefabricated electrical distribution room for the compressors has been installed, with cable and terminations progressing. The reagent areas are advancing in line with the commissioning plan through various stages of mechanical, piping and electrical installations.
Thickeners
Two of the three tailings thickeners are mechanically complete, with electrical cabling and instrumentation installation underway. The third tailings thickener is not required for start-up and is progressing in line with the plan.
Water testing has been completed and piping installations have advanced as the pipe rack installations are completed. Work is advancing on the associated infrastructure, including the pumphouse building piping and electrical work and tank installations in the flocculant building. Electrical installations and cable pulling in the thickeners’ secondary substation building are in progress.
Filtered Tailings Facility
Work continues to progress on the filtered tailings plant, which remains on the critical path with electrical installation and commissioning being the final step. The cladding on the filtered tailings building commenced in February 2026.
Mechanical work advanced with all six filter presses and associated swivel doors, feeders and conveyors completed. Pipe and cable tray installation are progressing. The compressor building steel structure is complete, and all six compressors and air receivers are mechanically complete.
The filter plant tank farm construction has progressed with three tanks complete and the remaining two tanks assembled and water-tested, with internal coating work now underway. The clarifier water tank construction is progressing to plan.
The prefabricated electrical distribution room has been installed, with cable tray and electrical installation advancing.
Work continues on tailings handling infrastructure including a horizontal and downslope stacking conveyor system.
The work on the tailings infrastructure has been impacted by recent rainfall above historic levels which is affecting certain construction accessibility and productivities.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Powerline and Substations
The powerline, main and secondary substations are advancing to support start-up in early Q3 2026. Power line connection delays have resulted from a slower than expected approval of the detailed engineering, which in turn delayed the ramp‑up of the subcontractor. Prior to commissioning final electrical regulatory authority approval requires completion of inspection and energization protocols.
Commissioning Activities
Pre-commissioning of the concentrate filter presses has been completed, along with all water testing in the flotation cells and tanks. Pre-commissioning of the pebble crusher is complete, including first fills and completion of construction punch lists. The pebble crusher area has been energized, and hot commissioning of the conveying and process control systems has been completed. Pre-commissioning of the fire, utility, and process water systems has started. Piping and cable installations continued to ramp up during the quarter, with a focus on flotation, grinding, tails filtration, and primary crushing. Commissioning of these areas is expected to commence as sub systems are completed by the construction team.
Integrated Extractive Waste Management Facility (the "IEWMF")
Construction of the Karatzas Lakkos (KL) embankment progressed steadily, with continued advancement of underdrain installation, commencement of the engineered fill raise of the dam, and preparatory works for the next phase of cut-off trench construction.
Work is underway to prepare a dedicated area for the initial placement of tailings, however, work productivities have been impacted by recent rainfall above historic levels.
Construction of the low-grade ore (LGO) stockpile embankment continued, with the lower section advancing beyond the milestone elevation of 340 RL.
Enhancements were made to the construction of the Water Management System, notably the completion of the coffer dam and the implementation of a piling program to ensure the structural integrity of the KT2 diversion channel.
The intermediate water treatment plant (IWTP) mechanical installations are well underway, while water treatment plant (WTP) foundation works commenced as planned.
Accelerated Operations and Readiness
Open Pit Mining
The open pit mine successfully continued to ramp up during Q4 2025 with four crews operating ahead of plan in building ore stockpiles for the process plant start-up. At the end of Q4 2025, there were approximately 1.2 million tonnes of open pit and underground ore on stockpiles containing approximately 47.3 thousand ounces of gold and 12.5 million pounds of copper. Grade control drilling covering 95% of the Phase 1 open pit has been completed and confirmed the first three years of production.
Underground Development
Underground access development rates continued to accelerate. A total of 1,155 metres of underground development was completed in Q4 2025. During 2025, underground development totalled 3,092 metres, which was approximately 900 metres more development than budgeted during the year.
The test stope program delivered high quality results during the quarter. The first of two test stopes were completely mined out and the second test stope mining will be completed in February 2026. Each test stope mined to date is expected to provide approximately 72kt of ore, with dimensions of 60 metres in height and an area of 30 by 15 metres. Ore fragmentation has exceeded expectations, and stope cavity monitoring and extraction has met our expectations. This success has increased our confidence in the planned trial of four larger test stopes in 2026, each designed at approximately 97kt per stope with dimensions of 60 metres in height and an area of 30 by 20 metres per stope.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Semi-autonomous ore loading and open stope drilling, with operators on surface (no operator on the equipment), was successfully used during the mining of these two test stopes. This technology enables a single operator to control several pieces of equipment simultaneously, increasing safety, drill accuracy and productivity, reducing idle time between shifts and during blast clearance, and decreasing associated costs.
Processing
Additional testing of tailings filter cloths is underway for the infill drilling program and from bulk samples from the open pit ore already mined and stockpiled. An initial inventory strategy has been established to support operational resilience and continuity of supply of filter cloths. This strategy includes maintaining six complete cloth sets sourced from three different vendors.
Engineering and technical optimization efforts continued for the start-up tailings placement area, and operational readiness activities for tailings stacking.
Workforce
As at December 31, 2025, there were approximately 2,350 personnel working on site, including 415 Skouries employees.

Perama Hill Project – Greece
The Perama Hill Project is an epithermal gold-silver deposit located in the Thrace region of northeastern Greece. If developed, the project is expected to operate as a small open pit mine utilizing a conventional carbon-in-leach circuit for gold recovery.
The Environmental Impact Assessment (EIA) was submitted to the Greek authorities in December 2025. Two parallel community consultation processes are expected to commence in the coming months: one led by the Greek State and another by Eldorado, ensuring transparent dialogue and stakeholder participation. Pending EIA approval, anticipated in H2 2026, construction could commence as early as 2027.
Certej Project – Romania
On October 7, 2024, the Company entered into a share purchase agreement ("SPA") to sell the Romanian segment which includes the Certej Project, a non-core gold asset in the Romania segment. The associated assets and liabilities were consequently presented as held for sale in 2024. An amended and restated SPA was signed on May 14, 2025 and the sale was completed on October 30, 2025. The project has been presented as a discontinued operation in the year ended December 31, 2025, see Note 6 of the consolidated financial statements.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Exploration and Evaluation
Exploration and evaluation expenditures are expensed when they relate to the initial search for, or the delineation of, mineral deposits, or the initial evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.

Segment	2025 Target / Projects	Exploration Expenditure
		Q4 2025	Q4 2024	2025	2024
Canada	Sigma-Lamaque proximal targets, Uniake-Perestroika, Montgolfier, Bourlamaque targets, Ontario projects, Golden Rose and Atlin Goldfields target generation activities	$3.5	$3.3	$13.6	$10.1
Turkiye	Efemcukuru West Vein targets, Derinkoy-Kurak targets, Atalan-Mayislar targets, AND target, Early-stage project and target generation activities	4.2	3.6	13.3	9.6
Greece & Other	Stratoni Skarn, Olympias NW Zone, Olympias West Flats, Early-stage project and target generation activities	2.2	0.7	8.1	4.1
Total Expensed		$9.8	$7.7	$35.0	$23.8
Canada	Lamaque Operations: Triangle Deep & Plug 4, Ormaque resource conversion and expansion	$2.1	$1.5	$9.3	$11.8
Turkiye	Kokarpinar vein and acquisition of Turkiye exploration licenses	1.5	1.3	2.7	2.4
Greece & Other	Olympias resource conversion and expansion	0.1	0.7	3.8	1.7
Total Capitalized		$3.7	$3.5	$15.9	$15.9

Exploration and evaluation expenditures in Q4 2025 were primarily related to resource expansion programs in mine environments in Turkiye, Greece, and Canada, early-stage targets in Canada (for a combined total of 46,630 metres for the quarter and 226,312 metres for the full year), and a partner-operated Eldorado-funded drill program in Ontario (3,177 metres) that was completed during Q4 2025. In addition, 2025 target generation activities advanced on various early-stage projects during the quarter.
In Q4 2025, exploration and evaluation expense related primarily to early-stage projects in Quebec, Turkiye and Greece. In Eastern Canada, early-stage targets in the Lamaque area continued to be drilled (7,978 metres) as well as a target located within the Bourlamaque area (3,462 metres). A total of 2,357 metres of underground exploration drilling between Triangle and Ormaque were also completed during the quarter. In Turkiye, exploration programs focused on desktop activities, fieldwork at regional greenfield projects, and drilling continued at the Kurak target (1,284 metres, for a full year total of 13,091 metres) and commenced at the AND project (5,397 metres). Drilling in Turkiye also tested potential new resource areas in the West Vein area at Efemcukuru (2,300 metres). In Greece, drilling continued at a target along the Stratoni corridor with 1,390 metres during Q4 2025, for a total of 8,899 metres for the full year, and 2,495 metres of underground exploration drilling was executed at Olympias. Additionally, field activities were undertaken across Greece, Turkiye and Canada as part of early-stage exploration aimed at generating new targets.
Capitalized expenditures related to resource expansion and resource conversion programs at Lamaque totalled 22,325 metres of drilling in Q4 2025, for a full year total of 85,519 metres. At the Triangle deposit, underground drilling programs focused on resource conversion of the zones C6 to C10 and Plug 4 (11,471 metres). At Ormaque, drilling included 10,845 metres of resource conversion drilling. In Greece, capitalized expenditures related to resource expansion and resource conversion drilling programs at Olympias targeted testing northern extensions of West Ore Zone mineralization (3,417 metres) in Q4 2025.

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities of continuing operations increased to $742.5 million in 2025 from $656.0 million in 2024, primarily as a result of higher revenues, partially offset by higher production costs and higher taxes paid. Income taxes paid of $160.9 million in 2025 primarily related to operations in Turkiye as well as Quebec mining duties.
Net cash movement included a decrease of $9.5 million in 2025 due to changes in non-cash working capital. Movements included a $111.2 million increase in accounts payable primarily due to higher accrued royalty expense on metal sales in Greece and Turkiye and expense accruals, a $40.6 million increase in inventory related to ore stockpile and in-process inventories, and a $80.1 million increase in accounts receivable primarily due to the timing of concentrate sales and collections of VAT and other receivables.
Investing Activities
In 2025, we invested $866.4 million in capital expenditures on a cash basis, of which $169.1 million were sustaining capital expenditures at gold mines primarily related to underground development, equipment rebuilds, tailings management facility expansion, and processing improvements. During the year, $218.3 million was invested in growth capital investment including $73.4 million for waste stripping at Kisladag and $20.1 million for the construction of the Kisladag North Heap Leach pad and additional ADR infrastructure. At Skouries, the total spend of $561.3 million included $86.1 million of accelerated operational capital.

Summary of Capital Expenditures	Q4 2025	Q4 2024	2025	2024
Kisladag	$34.8	$22.2	$104.9	$107.3
Lamaque	17.7	4.1	65.2	23.0
Efemcukuru	5.0	1.2	13.4	4.6
Olympias	16.9	3.8	34.8	10.5
Growth capital investment at operating mines (1)	$74.4	$31.3	$218.3	$145.4

Kisladag	$12.0	$3.8	$28.1	$12.7
Lamaque	26.8	19.2	94.1	80.3
Efemcukuru	8.6	5.1	22.9	15.9
Olympias	6.5	2.9	24.1	15.4
Sustaining capital expenditures at operating mines (1)	$53.8	$31.0	$169.1	$124.3

Skouries project capital (2)	$136.6	$97.6	$475.2	$324.8
Skouries accelerated operational capital	34.8	7.0	86.1	7.0
Sustaining capitalized exploration	0.6	1.1	1.7	3.9
Capitalized depreciation	2.7	6.2	8.4	6.2
Other projects	6.2	0.2	20.2	8.8
Total capital expenditures (3)	$309.2	$174.5	$978.9	$620.3

Reconciliation to cash capital expenditures:
Change in accounts payable and accruals related to capital additions	($31.4)	$3.3	($98.6)	($16.9)
Lease and other non-monetary additions	(0.9)	(0.6)	(5.6)	(3.0)
Capitalized depreciation	($2.7)	($6.2)	($8.4)	($6.2)
Total cash capital expenditures (4)	$274.2	$171.0	$866.4	$594.1
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Excludes capitalized interest of $14.9 million in Q4 2025 ($10.3 million in Q4 2024), and $50.6 million in 2025 ($33.8 million in 2024).
(3)Excludes asset retirement adjustments of $4.9 million in Q4 2025 ($3.1 million in Q4 2024) and $10.2 million in 2025 ($3.1 million in 2024).
(4)Excludes capitalized interest paid of $16.5 million in Q4 2025 ($7.2 million in Q4 2024) and $44.9 million in 2025 ($30.5 million in 2024).

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Financing Activities
Project Financing Facility
On April 5, 2023, the Company entered into a project financing facility for the development of the Skouries Project in Northern Greece. This includes a €480.4 million commercial loan facility ("Commercial Loan Facility"), €200.0 million of funds from the Greek Recovery and Resilience Fund ("RRF Facility") and a contingent overrun facility ("Contingent Overrun Facility") for an additional €60.0 million (the Commercial Loan Facility, the RRF Facility and the Contingent Overrun Facility, together the "Term Facility"). The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries Project and the Hellas Gold operating assets. The project financing facility also includes a €30.0 million revolving credit facility ("VAT Facility") to fund reimbursable value added tax expenditures relating to the Skouries Project.
In the year ended December 31, 2025, the Company completed drawdowns on the Term Facility totalling €238.8 million ($278.5 million), including €176.9 million ($206.3 million) of commercial loans and €61.9 million ($72.2 million) from the RRF loans. Additionally, during the year ended December 31, 2025, the Company completed drawdowns on the VAT revolving credit facility totalling €67.0 million ($75.9 million) and made repayments of €48.1 million ($54.1 million).
In January 2025, Eldorado exercised a deferral option, which extends drawings from the Term Facility through the earlier of August 26, 2026, or three months following completion of the Skouries Project. Due to Eldorado exercising this deferral option, repayment of the Term Facility will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032.
For further information on our Skouries Project Financing Facility, refer to Note 16(b) of our audited financial statements for the years ended December 31, 2025 and 2024.
Senior Notes
On August 26, 2021, we completed an offering of $500.0 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are guaranteed by Eldorado Gold Cooperatief U.A., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. We are in compliance with covenants related to the Senior Notes as at December 31, 2025.
For further information on our Senior Notes, refer to Note 16(a) of our audited financial statements for the years ended December 31, 2025 and 2024.
Senior Secured Credit Facility
On June 27, 2024, we entered into an agreement with a syndicate of lenders to increase the existing revolving senior secured credit facility ("Credit Facility") from $250 million to $350 million, with an option to increase the available credit by $100 million through an accordion feature, and to extend the facility to a maturity date of June 27, 2028. We are in compliance with the applicable covenants related to the Credit Facility as at December 31, 2025.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Credit Facility. As at December 31, 2025, after taking into account investments in the Skouries Project to date and revised costs to complete, the amount outstanding under the letter of credit for Skouries was €206.8 million ($243.0 million).
For further information on our senior secured credit facility, refer to Note 16(c) of our audited financial statements for the years ended December 31, 2025 and 2024.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Capital Resources

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$869.4	$856.8
Working capital (1)	658.7	1,063.4
Total debt	1,275.1	915.4
(1)Working capital (defined as current assets less current liabilities) does not include held for sale assets of $nil (December 31, 2024 - $16.7 million) and held for sale liabilities of $nil (December 31, 2024 - $10.1 million) associated with held assets held for sale.

At December 31, 2025, we had cash and cash equivalents of $869.4 million compared to $856.8 million at December 31, 2024. Significant changes include the impact of higher gold prices, the sale of G Mining Ventures shares in Q1 2025, the receipt of deferred consideration from G Mining Ventures in Q3 2025, and drawdowns on the Term Facility, partially offset by higher production costs, higher capital investment, share buybacks, income taxes paid and an additional investment in Amex Exploration Inc.
We expect that our working capital of $658.7 million as at December 31, 2025, together with expected future cash flows from operations and access to the undrawn Credit Facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
At December 31, 2025, the current availability under our Credit Facility is $106.6 million. The availability of the Credit Facility will be increased Euro for Euro as the Company invests further in the Skouries Project.

Contractual Obligations
Material contractual obligations as at December 31, 2025 are outlined below:

	Within 1 year	2 years	3 Years	4 Years	Over 4 years	Total
Senior Notes (1)	$—	$—	$—	$500.0	$—	$500.0
Term Facility and VAT Facility (1)	83.2	95.9	95.9	79.9	479.7	834.7
Purchase obligations	1.4	0.3	—	—	—	1.8
Leases	9.2	6.2	2.8	1.8	5.4	25.4
Asset retirement obligations	7.9	6.7	10.0	1.9	235.3	261.8
Totals	$101.8	$109.2	$108.8	$583.6	$720.4	$1,623.7
(1)Does not include interest on debt.

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Quarterly Results

	2025	2025	2025	2025	2024	2024	2024	2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue	$577.2	$434.7	$451.7	$355.2	$435.7	$331.8	$297.1	$258.0
Net earnings from continuing operations (1,2)	252.3	56.5	139.0	72.0	108.2	101.1	56.4	35.2
Net (loss) earnings from discontinued operations (1,4)	(11.5)	(0.5)	(1.0)	0.4	(3.2)	(6.1)	(0.9)	(1.6)
Net earnings per share from continuing operations (1,2)
- basic	$1.26	$0.28	$0.68	$0.35	$0.53	$0.49	$0.28	$0.17
- diluted	$1.25	$0.28	$0.67	$0.35	$0.52	$0.49	$0.27	$0.17
Adjusted net earnings per share from continuing operations - basic (1,3)	$0.63	$0.41	$0.44	$0.28	$0.62	$0.35	$0.33	$0.27
(1)Attributable to shareholders of the Company.
(2)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(3)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(4)Discontinued operations include the Romania segment in all periods presented.
Revenue and net earnings throughout 2025 and 2024 benefitted from rising average realized gold prices. Part of this impact was offset by higher royalties resulting from the higher realized gold prices and revised royalty rates in enacted in Turkiye.
In Q3 2024, net earnings from continuing operations includes a $50.1 million gain ($60 million gain, net of $9.9 million tax impact) related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021. In Q4 2024 and Q2 2025, net earnings from continuing operations were impacted by higher gold production and gold sales at Lamaque due to the processing of the high-grade Ormaque bulk samples.
Net loss from discontinued operations includes the portion attributable to shareholders of impairment charges relating to the Certej project ($2.9 million in Q2 2025 and $8.7 million in Q3 2024).
Adjusted net earnings(7) removes significant items that do not reflect our underlying performance, and among other things in Q4 2025, adjusted a deferred tax recovery of $104.2 million on the recognition of deferred tax assets and a $27.4 million unrealized gain on derivative instruments.
Other significant adjustments from prior quarters include the following:
•Q3 2025 - an unrealized loss on derivative instruments of $22.2 million.
•Q2 2025 - a gain related to foreign exchange on deferred tax of $22.8 million and an unrealized gain on derivative instruments of $18.7 million.
•Q1 2025 - a deferred tax recovery of $73.5 million on the recognition of a deferred tax asset and a $63.4 million unrealized loss on derivative instruments.
•Q4 2024 - an unrealized gain of $10.2 million on derivative instruments and a $26.5 million loss on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
•Q3 2024 - an unrealized loss of $33.1 million on derivative instruments, a $50.1 million gain net of tax on recognition of deferred consideration from the sale of Tocantinzinho, and a $15.3 million gain on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
•Q1 2024 - an unrealized loss of $16.9 million on derivative instruments.
7 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Outstanding Share Information

Common Shares Outstanding (1)

- as of December 31, 2025	198,570,520
- as of February 19, 2026	198,570,520
Share purchase options - as of February 19, 2026 (Weighted average exercise price per share: CDN$17.09)	2,444,190
Performance share units (2) - as of February 19, 2026	1,050,379
(1)Includes treasury stock.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to those of other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The forward-looking total cash costs, AISC, and sustaining capital and growth capital disclosed in this MD&A have been calculated consistently with both the methodology noted below as it relates to the equivalent historical non-IFRS measure (that is, there are no significant differences in methodology between the historic and forward-looking non-IFRS measures).
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Total cash costs
We define total cash costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting total cash costs of production by gold mining companies. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), and royalty payments, but exclude depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including copper, silver, lead and zinc reduce total cash costs.
		Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital
Defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations and new operations (including Skouries construction project capital and Skouries accelerated operational capital).

Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: unrealized gains or losses on derivatives, non-cash write-downs of assets; gains or losses on disposals of assets; costs associated with debt refinancing or redemptions; non-cash impairments or reversals of impairments; costs associated with mine closures; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and Adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. In addition to the items listed for Adjusted EBITDA, these may also include: losses or gains on foreign exchange translation of deferred tax balances; gains or losses on deferred tax due to changes in tax rates; and other non-recurring tax expenses or recoveries.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We believe free cash flow excluding Skouries is a useful indicator of our ability to generate free cash flow from operations, prior to investment in the Skouries Project.
Free cash flow excluding Skouries	Defined as free cash flow (defined above) adding back cash-basis capital additions for the Skouries Project and capitalized interest paid related to the Skouries Project.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.	Net cash generated from (used in) operating activities of continuing operations	We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Total Cash Cost, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q4 2025	Q4 2024	2025	2024	2023
Production costs	$203.0	$172.1	$677.6	$564.2	$478.9
By-product credits (1)	(40.9)	(27.8)	(109.3)	(92.2)	(83.4)
Concentrate deductions (2)	2.3	3.9	9.3	15.1	15.7
Total cash costs	$164.4	$148.1	$577.6	$487.1	$411.3
Gold ounces sold	126,923	156,864	491,204	517,926	483,978
Total cash cost per ounce sold	$1,295	$944	$1,176	$940	$850
(1)Revenue from silver, lead and zinc sales.
(2)Included in revenue.

For the three months ended December 31, 2025:

	Direct mining costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$53.4	($2.2)	$0.6	($3.7)	$20.5	$68.6	43,043	$1,593
Lamaque	40.7	(1.0)	0.2	(0.8)	2.9	42.0	49,886	841
Efemcukuru	20.6	(4.4)	2.4	0.1	9.5	28.1	14,591	1,929
Olympias	43.6	(33.3)	4.1	(0.5)	11.8	25.7	19,403	1,324
Total consolidated	$158.3	($40.9)	$7.3	($4.9)	$44.7	$164.4	126,923	$1,295
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2025:

	Direct mining costs	By-product credits and other	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$179.7	($6.3)	$1.2	($16.5)	$56.7	$214.8	169,971	$1,264
Lamaque	141.9	(2.6)	0.5	0.4	8.1	148.2	187,551	790
Efemcukuru	77.6	(10.1)	12.6	0.5	29.9	110.5	73,191	1,510
Olympias	155.0	(90.2)	15.2	(5.5)	29.7	104.2	60,491	1,722
Total consolidated	$554.2	($109.3)	$29.5	($21.1)	$124.3	$577.6	491,204	$1,176
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
For the three months ended December 31, 2024:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$40.9	($1.3)	$0.4	$2.2	$12.7	$54.8	56,056	$978
Lamaque	37.6	(0.6)	0.2	(1.1)	1.9	38.1	61,894	615
Efemcukuru	19.3	(1.7)	3.7	0.1	5.0	26.4	19,185	1,376
Olympias	37.7	(24.2)	4.8	3.8	6.7	28.9	19,729	1,463
Total consolidated	$135.5	($27.8)	$9.1	$5.1	$26.4	$148.1	156,864	$944
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2024:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$146.2	($3.8)	$0.9	($17.2)	$32.8	$158.9	173,124	$918
Lamaque	138.5	(1.9)	0.5	(4.3)	5.7	138.4	194,670	711
Efemcukuru	70.3	(6.4)	15.1	(0.5)	20.0	98.5	80,002	1,231
Olympias	134.2	(80.0)	18.7	(2.4)	20.9	91.4	70,130	1,304
Total consolidated	$489.1	($92.2)	$35.2	($24.4)	$79.4	$487.1	517,926	$940
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliation of total cash costs to production costs, the most directly comparable IFRS measure, are presented above.

	Q4 2025	Q4 2024	2025	2024	2023
Total cash costs	$164.4	$148.1	$577.6	$487.1	$411.2
Corporate and allocated G&A	19.1	9.8	59.1	45.1	46.7
Exploration and evaluation costs	0.6	1.1	1.7	3.9	1.2
Reclamation costs and amortization	2.5	2.2	9.7	5.0	9.3
Sustaining capital expenditure	53.8	31.0	169.1	124.3	121.8
AISC	$240.4	$192.3	$817.2	$665.4	$590.3
Gold ounces sold	126,923	156,864	491,204	517,926	483,978
AISC per ounce sold	$1,894	$1,226	$1,664	$1,285	$1,220

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q4 2025	Q4 2024	2025	2024	2023
General and administrative expenses (from consolidated statement of operations)	$13.8	$9.2	$39.2	$36.2	$39.8
Add:
Share based payments expense	4.9	2.1	20.2	11.9	10.2
Employee benefit pension plan expense from corporate and operating gold mines	1.6	0.4	4.4	3.6	4.2
Less:
G&A expenses related to non-gold mines and in-country offices	—	—	—	(1.0)	(0.9)
Depreciation in G&A	(0.5)	(0.9)	(1.9)	(3.5)	(3.2)
Business development	(0.4)	(0.5)	(1.1)	(1.4)	(2.7)
Development projects	(0.4)	(0.4)	(1.7)	(1.2)	(0.7)
Adjusted corporate general and administrative expenses	$19.1	$9.8	$59.1	$44.7	$46.7
Regional general and administrative costs allocated to gold mines	(0.9)	—	(2.3)	0.4	0.2
Corporate and allocated general and administrative expenses per AISC	$18.2	$9.8	$56.8	$45.1	$46.9

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q4 2025	Q4 2024	2025	2024	2023
Exploration and evaluation expense (1) (from consolidated statement of operations)	$9.8	$7.7	$35.0	$23.8	$22.4
Add:
Capitalized evaluation cost related to operating gold mines	0.6	1.1	1.7	3.9	1.2
Less:
Exploration and evaluation expenses related to non-gold mines and other sites (1)	(9.8)	(7.7)	(35.0)	(23.8)	(22.4)
Exploration costs per AISC	$0.6	$1.1	$1.7	$3.9	$1.2
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q4 2025	Q4 2024	2025	2024	2023
Asset retirement obligation accretion (1) (from notes to the consolidated financial statements)	$1.5	$1.2	$5.9	$4.9	$4.3
Add:
Depreciation related to asset retirement obligation assets	1.2	1.2	4.7	1.0	5.8
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.9)	(0.9)	(0.7)
Reclamation costs and amortization per AISC	$2.5	$2.2	$9.7	$5.0	$9.3
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q4 2025	Q4 2024	2025	2024	2023
Additions to property, plant and equipment (1) (from segment note in the consolidated financial statements)	$309.2	$174.5	$978.9	$620.3	$411.2
Growth and development project capital investment - gold mines	(74.3)	(32.0)	(218.1)	(146.1)	(122.3)
Growth and development project capital investment - other	(180.7)	(108.3)	(588.7)	(343.2)	(168.6)
Sustaining capitalized depreciation	—	(2.2)	—	(2.2)	—
Sustaining capitalized exploration	(0.6)	(1.1)	(1.7)	(3.9)	(0.1)
Sustaining equipment leases	0.4	(1.3)	(0.3)	(0.6)	1.6
Corporate leases	—	1.5	(1.1)	—	—
Sustaining capital expenditure at operating gold mines	$53.8	$31.0	$169.1	$124.3	$121.8
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

Our reconciliation by asset of AISC and AISC per ounce sold to total cash costs is presented below.
For the three months ended December 31, 2025:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$68.6	$0.8	$—	$1.8	$12.0	$83.2	43,043	$1,933
Lamaque	42.0	—	0.6	0.1	26.8	69.4	49,886	1,392
Efemcukuru	28.1	0.1	—	0.2	8.6	37.0	14,591	2,536
Olympias	25.7	—	—	0.4	6.5	32.5	19,403	1,676
Corporate (1)	—	18.2	—	—	—	18.2	—	143
Total consolidated	$164.4	$19.1	$0.6	$2.5	$53.8	$240.4	126,923	$1,894
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the year ended December 31, 2025:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$214.8	$1.2	$—	$7.2	$28.1	$251.3	169,971	$1,478
Lamaque	148.2	—	1.6	0.3	94.1	244.3	187,551	1,302
Efemcukuru	110.5	1.1	—	0.6	22.9	135.1	73,191	1,846
Olympias	104.2	—	—	1.5	24.1	129.8	60,491	2,145
Corporate (1)	—	56.8	—	—	—	56.8	—	116
Total consolidated	$577.6	$59.1	$1.7	$9.7	$169.1	$817.2	491,204	$1,664
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
For the three months ended December 31, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$54.8	$—	$—	$1.5	$3.8	$60.1	56,056	$1,073
Lamaque	38.1	—	0.4	0.1	19.2	57.8	61,894	933
Efemcukuru	26.4	—	—	0.2	5.1	31.7	19,185	1,650
Olympias	28.9	—	0.7	0.4	2.9	32.9	19,729	1,669
Corporate (1)	—	9.8	—	—	—	9.8	—	62
Total consolidated	$148.1	$9.8	$1.1	$2.2	$31.0	$192.3	156,864	$1,226
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the year ended December 31, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$158.9	$—	$—	$5.9	$12.7	$177.4	173,124	$1,025
Lamaque	138.4	—	1.6	0.6	80.3	220.8	194,670	1,134
Efemcukuru	98.5	0.5	1.1	(3.0)	15.9	112.9	80,002	1,411
Olympias	91.4	—	1.2	1.5	15.4	109.5	70,130	1,562
Corporate (1)	—	44.6	—	—	—	44.6	—	86
Total consolidated	$487.1	$45.1	$3.9	$5.0	$124.3	$665.4	517,926	$1,285
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended December 31, 2025:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$185.7	$—	($2.2)	$183.5	43,043	$4,264
Lamaque	210.7	—	(1.0)	209.7	49,886	4,204
Efemcukuru	69.1	—	(4.4)	64.6	14,591	4,429
Olympias	111.7	2.3	(32.3)	81.8	19,403	4,213
Total consolidated	$577.2	$2.3	($39.9)	$539.6	126,923	$4,251
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

35

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
For the year ended December 31, 2025:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$595.8	$—	($6.3)	$589.4	169,971	$3,468
Lamaque	658.2	—	(2.6)	655.6	187,551	3,496
Efemcukuru	275.0	2.5	(10.1)	267.4	73,191	3,654
Olympias	289.9	6.8	(87.5)	209.2	60,491	3,458
Total consolidated	$1,818.9	$9.3	($106.6)	$1,721.6	491,204	$3,505
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended December 31, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$150.3	$—	($1.3)	$148.9	56,056	$2,657
Lamaque	165.2	—	(0.6)	164.6	61,894	2,659
Efemcukuru	51.0	1.2	(1.7)	50.5	19,185	2,631
Olympias	69.3	2.7	(24.2)	47.8	19,729	2,422
Total consolidated	$435.7	$3.9	($27.8)	$411.8	156,864	$2,625
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the year ended December 31, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$423.5	$—	($3.8)	$419.7	173,124	$2,424
Lamaque	473.0	—	(1.9)	471.1	194,670	2,420
Efemcukuru	199.9	5.0	(6.4)	198.4	80,002	2,480
Olympias	226.2	10.1	(80.0)	156.3	70,130	2,228
Total consolidated	$1,322.6	$15.1	($92.2)	$1,245.5	517,926	$2,405
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

36

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q4 2025	Q4 2024	2025	2024	2023
Earnings before income tax (1)	$219.7	$176.9	$544.3	$435.4	$163.4
Depreciation, depletion and amortization (2)	70.1	74.4	260.5	255.0	264.3
Interest income	(7.8)	(6.6)	(33.6)	(23.9)	(17.6)
Finance costs	10.5	12.5	31.6	23.0	32.8
EBITDA	$292.5	$257.2	$802.8	$689.5	$442.9
Loss (gain) on disposal of assets	0.1	(2.4)	(6.6)	(1.5)	0.6
Unrealized (gain) loss on derivative instruments	(27.4)	(10.2)	39.4	51.8	9.6
Loss (gain) on recognition of deferred consideration (3)	—	—	0.5	(60.0)	—
Adjusted EBITDA	$265.2	$244.6	$836.2	$679.7	$453.1
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Includes depreciation within general and administrative expenses.
(3)In Q3 2025, transaction costs of $0.5 million were recognized against the $60 million gain in Q3 2024 related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021.
Adjusted Net Earnings Attributable to Shareholders
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q4 2025	Q4 2024	2025	2024	2023
Net earnings attributable to shareholders of the Company (1)	$252.3	$108.2	$519.9	$300.9	$106.2
Loss (gain) on foreign exchange translation of deferred tax balances net of inflation accounting (2)	3.9	26.5	(18.7)	14.6	(30.0)
Decrease (increase) in fair value of redemption option derivative	1.5	5.1	(7.1)	(1.9)	(2.0)
Unrealized (gain) loss on derivative instruments	(27.4)	(10.2)	39.4	51.8	9.6
Tax recoveries on recognition of deferred tax assets (3)	(104.2)	—	(177.7)	—	—
Discount on sale of marketable securities	—	—	5.1	—	—
Gain on sale of mining licenses	—	(1.9)	(6.5)	(1.9)	—
Loss (gain) on deferred consideration, net of tax (4)	—	—	0.5	(50.1)	—
Tax reassessment on historical items (5)	—	—	—	7.2	22.6
Current tax expense due to Turkiye earthquake relief tax law change (6)	—	—	—	—	4.3
Total adjusted net earnings	$126.1	$127.8	$354.9	$320.7	$110.7
Weighted average shares outstanding (thousands)	199,720	204,619	203,018	203,983	194,448
Adjusted net earnings per share ($/share)	$0.63	$0.62	$1.75	$1.57	$0.57
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.
(2)Q4 2025 includes $3.9 million loss (Q4 2024 - $29.1 million loss) on foreign exchange translation of deferred tax balances and $nil (Q4 2024 - $2.6 million gain) on Turkiye tax inflation accounting. Year ended December 31, 2025 includes $18.7 million gain (2024 - $45.9 million loss) on foreign exchange translation of deferred tax balances and $nil (2024 - $31.2 million gain) on Turkiye tax inflation accounting.
(3)Includes recoveries on deferred tax assets of $114.0 million ($40.5 million in Q4 2025) relating to Canada and $63.7 million in Q4 2025 relating to Greece.
(4)In Q3 2025, transaction costs of $0.5 million were recognized upon collection of the deferred consideration (2024: a $60 million gain related to the deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021 was recognized, net of taxes of $9.9 million).
(5)In Q3 2024, a provision of $7.2 million was recorded for potential non-recurring tax reassessments representing $5.9 million of tax and $1.4 million of interest. These relate to historical intercompany loan balances in 2020 and 2021 which have since been capitalized. The deferred tax expense adjustment in 2023 was due to the income tax rate increase in Turkiye enacted in Q3 2023. Rate increase from 20% to 25% for general rate, from 19% to 24% for certain manufacturing activities (including mining) and from 19% to 20% for export income and was applicable retroactively to January 1, 2023.
(6)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of the tax credits and deductions previously granted in 2022.

37

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Free Cash Flow and Free Cash Flow Excluding Skouries
Our reconciliations of free cash flow and free cash flow excluding Skouries to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q4 2025	Q4 2024	2025	2024	2023
Cash generated from operating activities (1)	$283.7	$267.6	$742.5	$656.0	$382.9
Less: Cash used in investing activities	(380.5)	(165.9)	(814.6)	(630.6)	(395.7)
Add back: Decrease in term deposits	—	—	—	(1.1)	(35.0)
Add back (less): Purchases (proceeds from sale) of marketable securities and investment in associate	44.8	(10.0)	(96.4)	1.1	0.6
Less: Proceeds from sale of mining licenses	(2.5)	(4.1)	(5.0)	(5.6)	—
Less: Cash received from deferred consideration (2)	—	—	(59.5)	—	—
Free cash flow	($54.5)	$87.6	($232.9)	$19.8	($47.2)
Add back: Skouries cash capital expenditures	147.3	94.4	503.5	304.8	149.0
Add back: Capitalized interest paid (3)	16.5	7.2	44.9	30.5	10.8
Free Cash Flow excluding Skouries	$109.3	$189.2	$315.6	$355.0	$112.6
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements. 2025 and 2024 figures exclude the effect of exchange rates on cash and cash equivalents.
(2)Deferred consideration received from G Mining Ventures of $60 million, net of transaction costs of $0.5 million.
(3)Includes interest from the Term Facility and Senior Notes.

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q4 2025	Q4 2024	2025	2024	2023
Net cash generated from operating activities (1)	$283.7	$267.6	$742.5	$656.0	$382.9
Add back (less): Changes in non-cash working capital	(53.7)	(39.1)	9.5	(20.6)	28.3
Cash flow from operating activities before changes in working capital	$230.0	$228.5	$752.0	$635.5	$411.2
(1)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 6 of our consolidated financial statements.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Managing Risk
Eldorado is involved in the exploration, discovery, acquisition, financing, development, production, reclamation and operation of mining properties. We face a number of risks and uncertainties which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The Company maintains an enterprise-wide risk management framework designed to identify, assess, and manage risks that could materially affect its business, financial condition, or results of operations. Oversight of risk management rests with the Board of Directors, with all Board Committees responsible for risks within their respective areas. The Company’s Enterprise Risk Management policy formalizes responsibilities for management and reinforces accountability for risk identification and mitigation. Management is responsible for conducting formalized quarterly risk assessments and an annual strategic risk review, both of which are reported to the Board of Directors. The risks described below are not the only risks and uncertainties that we face. Although we have done our best to identify the risks to our business, there is no assurance that we have captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that we currently do not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in our forward-looking information, which could materially affect our business, results of operations, financial condition and the Eldorado Gold share price.
We have set out the risks in the order of priority we believe is appropriate for Eldorado based on our assessment of, among other things, the likelihood and impact of such risks, and our expected capabilities to mitigate such risks. Accordingly, you should review this section in its entirety.
Commodity Price Risk
The profitability of the Company's operations are directly related to, in large part, gold, copper, and other commodity prices. Gold, copper, and other commodity prices fluctuate widely and are affected by many factors beyond the Company’s control, including but not limited to: global and regional demand, gold and financial market volatility and other market factors, central bank purchases and sales of gold, monetary policies employed by central banks, producer hedging and de-hedging activities, expectations of inflation, expectations of economic activity, the exchange rate of the U.S. dollar to other major currencies, interest rates, political and economic events (global and regional) including international trade disputes and the imposition of tariffs, production costs in major gold-producing regions, speculative positions taken by investors or traders in gold, wars, terrorism and other conflicts, changing investor or consumer sentiment, the availability and costs of metal and material substitutes, the popularity of cryptocurrencies as an alternative investment to gold, and gold lending.
If metal prices decline significantly, or decline for an extended period, losses would be sustained, and, under certain circumstances, Eldorado may curtail or suspend some or all of its mining, exploration or development activities at its mines. Sustained lower metal prices may require changes to the Company’s mine plans, result in reduced production, and higher costs than anticipated, or both. The Company might also not be able to fulfill its obligations under its permits and licenses or agreements with partners, and this could increase the likelihood and amount that we may be required to record as an impairment charge on our assets. In addition, a significant metal price decline could result in significant reductions in our mineral reserves and resources, losing the ability to operate some or all of the Company's properties economically, or being forced to sell them, which could have a materially adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel, electricity and chemical reagents. Electricity is regionally priced in Türkiye and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. The Company has elected to hedge some of its exposure to commodity price risk for gold and copper with a limited forward sales contract (for delivery on June 30, 2026). The Company may in the future elect to continue or further hedge, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold, copper, and other metals. However, there is no assurance that Eldorado will be able to conduct further hedging on reasonable terms or that any hedges that have been, or may be, put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no hedges in place.

39

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Development Risks at Skouries and Other Development Projects
Development Risks - General
Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; and there is no assurance that we will be successful in our development efforts. Substantial expenditures are required to establish Proven and Probable Mineral Reserves, determine the optimal metallurgical process to extract the metals from the ore, and to plan and build mining and processing facilities for new properties and to maintain such facilities at existing properties. Once we have found ore in sufficient quantities and grades to be considered economic for extraction, metallurgical testing is required to determine whether the metals can be extracted economically. It can take many years of exploration and development before production is possible, and the economic feasibility of production can change during that time.
The capital expenditures and time required to develop new mines are considerable, and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.
Project development schedules are dependent on obtaining the support of local communities, obtaining the governmental approvals necessary for the construction and operation of a project, and if applicable, allowing for the necessary regulatory process to be completed with respect to any new archaeological findings on the site. New mines may face opposition from local communities, and the timeline to obtain necessary government approvals is often beyond our control. See also “Indebtedness”, "Skilled Workforce", “Liquidity and Financing Risk”, and “Community Relations and Social License”.
It is not unusual in the mining industry to experience unexpected problems during the start-up phase of a mine, resulting in delays and requiring more capital and other costs than anticipated. As a result of the complexity and substantial expenditures involved in development projects, developments are vulnerable to material schedule and cost overruns. While we will take steps to mitigate this, there is no assurance that the profitability or economic feasibility of a project will not be adversely affected by factors beyond our control. Delays can also occur when production initially commences and during ramp-up to commercial production. In the past, we have adjusted our estimates based on changes to our assumptions and actual results. There is no guarantee that such adjustments will alleviate the effects of such delays or problems. These unexpected occurrences may also impact our compliance with certain terms, conditions, and covenants set out in the Term Facility and commercial and other material agreements related to the development project. See also “Liquidity and Financing Risk”, "Contractors", and "Skilled Workforce".
Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible and there is no assurance that any of our development projects will become producing mines.
Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing. Economic feasibility is based on several factors, including, without limitation:
•estimated Mineral Reserves;
•anticipated metallurgical recoveries;
•environmental considerations and permitting;
•future prices of gold, copper, and other metals;
•anticipated capital and operating costs for the projects;
•availability of sufficient numbers of skilled trades; and
•timely execution of development plan.
Development projects have no operating history to base estimated future production and cash operating costs on. With development projects in particular, estimates of Proven and Probable Mineral Reserves and cash operating costs are largely based on:
•interpreting the geologic data obtained from drill holes and other sampling techniques; and
•feasibility studies that derive estimated capital and cash operating costs based on:
•the expected tonnage and grades of ore to be mined and processed;
•the configuration of the ore body;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
•expected recovery rates of gold and other precious and base metals from the ore;
•estimated operating costs; and
•anticipated climate conditions and other factors.
It is therefore possible that actual capital and cash operating costs and economic returns will differ significantly from what we estimated for a project before starting production.
Mining of mineral-bearing material requires removal of waste material prior to gaining access to and extracting the valuable material. Depending on the location of the ore, this may entail removing material above the ore in an open pit situation (pre-stripping) or developing tunnels underground to gain access to deeper material. Where possible, this material is then generally used elsewhere in the project site for construction of site infrastructure. As a project is developed, a plan is put forward to complete the pre-strip or required underground development so that mining of ore can commence in line with the overall schedule to feed ore to the process plant at the right time. The degree of pre-strip in an open pit is based on selected drilling, which may result in adjustments to the resource model and a requirement for more or less pre-stripping to be completed. This may result in a deficit of material required to complete other earthworks around the project site, such as tailings facilities, or an increase in the pre-strip requirements prior to mining commencing. Similarly, with underground development, the mining method and optimized design are based on an amount of drilling that will be increased during normal operations. As work continues, there may be previously unknown ground conditions that may be exposed, or other changes to mining parameters that can cause a change in the mine design or direction of the underground development. Either of these occurrences could result in more or less material than can be used for other site projects if so designed, and could also delay the start-up of continuous production. This may result in lower revenues while the project ramps up to normal operating rates.
Our production, capital, and operating cost estimates for development projects are based on certain assumptions. We use these estimates to establish our Mineral Reserve estimates but our capital and cost estimates are subject to significant uncertainty as described above.
Although we undertake significant work to understand and update our assumptions and estimates related to our development projects, actual results for our projects may differ from current estimates and assumptions, and these differences may be material. The experience we gain from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below our current estimates, or increase our estimated capital or operating costs. If actual results fall below our current estimates, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Development Risks - Skouries
The risks described in “Development Risks – General” apply to the Skouries Project. In addition, the risks, uncertainties and other factors associated with the Skouries Project (including those described in this “Managing Risk” section) may cause delays in the Skouries Project construction and commissioning, which in turn may cause delays in the commencement of production and additional carrying costs during the construction phase. Any such delays and additional carrying costs are likely to result in further increases to the cost of the Skouries Project.
Labour market tightness in Greece, particularly pronounced in construction, continue to limit the availability of key construction personnel at Skouries, resulting in a slower ramp-up of the workforce and delayed progress in certain areas of the Skouries Project. Our ability to recruit the required number of personnel within the required timelines, manage changes to workforce numbers through the construction of the Skouries Project, recruit personnel having the requisite skills, experience and ability to work on site and increase productivity by adding or modifying labour shifts, will have a direct impact on the schedule and costs associated with the Skouries Project, as well as our guidance for 2026 and beyond. See “Labour – Employee/Union Relations", “Key Personnel”, “Skilled Workforce”, “Expatriates” and “Contractors.”

41

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Other risks and uncertainties related to the Skouries Project include, among others:
•rising labour costs or costs of key inputs such as materials, power and fuel;
•risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the ability of contractors to perform;
•the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost or quality;
•our ability to construct key infrastructure within the required timelines including the process plant, filter plant, waste management facilities and embankments;
•differences between projected and actual degree of pre-strip required in the open pit;
•variability in metallurgical recoveries and concentrate quality due to factors such as the extent and intensity of oxidation or the presence of transition minerals;
•presence of additional structural features impacting hydrological and geotechnical considerations;
•variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails;
•distribution of sulfides that may dilute concentrate and change the characteristics of tailings;
•unexpected disruptions to operations due to protests, non-routine regulatory inspections or road conditions;
•unexpected inclement weather and climate events including short and long duration rainfall and floods;
•our ability to meet pre-commercial producing mining or underground development targets;
•unexpected results from underground stopes;
•changes in support from local communities, and our ability to meet the expectations of communities, governments and stakeholders related to the Skouries Project; and
•timely receipt of necessary permits and authorizations.
As noted in “Development Risks – General”, there are substantial expenditures involved in the development of large development projects and these projects are generally prone to material cost overruns. While we will take steps to mitigate this in relation to the Skouries Project, there is no assurance that the profitability or economic feasibility of the Skouries Project will not be adversely affected by factors beyond our control. Delays may also occur when first production commences, which in turn could lead to schedule changes and delays in achieving commercial production. As disclosed in the Company's news releases, we have over time and as the development progressed, adjusted our estimates related to the schedule and costs of the Skouries Project based on changes to our assumptions, the current status of construction activities, and the impact of the strengthening Euro on construction costs. As previously announced, due to the revised schedule, the Company expects to complete additional pre-commercial production mining, has accelerated the purchase of higher capacity mobile mining equipment to support a faster transition from contract mining to an owner-operated model and has identified benefits to a longer period of underground mining prior to commercial production. The Company also continues to take steps to address the continued tightness in the Greek labour market. There is no guarantee that such adjustments and other mitigation efforts will prevent or alleviate the effects of such delays or problems.
Unexpected occurrences with respect to the development of the Skouries Project may impact our compliance with certain terms, conditions, and covenants set out in the Term Facility, and commercial and other material agreements related to the development of the Skouries Project. Depending on the nature of the impact, these unexpected occurrences could also impact our ability to access additional funds under the Term Facility.
Although we undertake significant work to understand and update our assumptions and estimates related to the Skouries Project, actual results may differ from current estimates and assumptions, and these differences may be material.
Operations
Our operations, some of which are located in foreign jurisdictions, are exposed to various levels of political, social and economic risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:
•earthquakes, wildfires, water events (including short and long duration rainfall, floods and droughts) and other natural disasters;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
•changing political and social conditions, geopolitical environment or governments;
•timely receipt of necessary permits and authorizations;
•changes in law or regulation (including in respect of mining, health, safety, and environmental regulations, taxation and royalties);
•changes in policies (including in respect of monetary policies and permitting);
•renegotiation or nullification of existing rights, concessions, licenses, permits and contracts;
•restrictions on foreign exchange, currency controls and repatriation of capital and profits;
•extreme fluctuations in currency exchange rates;
•tariffs and other trade barriers;
•high rates of inflation;
•labour unrest, rising labour costs, and labour shortages;
•lack of suitable skilled labour due to tight labour markets;
•mobility restrictions for personnel and contractors;
•reliability of consumables including electricity;
•civil unrest or risk of civil war;
•bribery, extortion and corruption;
•expropriation;
•reliability of judicial recourse;
•operation of the rule of law;
•availability of procedural rights and remedies;
•economic sanctions;
•guerrilla activities, insurrection and terrorism;
•anti-mining and other activism;
•hostage taking;
•military repression; and
•trespass, illegal mining, theft and vandalism.
The occurrence of any of these risks in the countries in which we operate could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The mining and metals sector has been increasingly targeted by governments for the purposes of raising revenue or for political reasons, as governments continue to struggle with deficits and concerns over the effects of depressed economies or in response to rising gold and other metal prices. Governments are continually assessing the fiscal terms of the mining regimes and agreements that apply to an entity looking to exploit resources in their countries and numerous countries have recently introduced changes to their respective mining regimes that reflect increased government control over, or participation in, the mining sector.
The possibility of future changes to the mining regimes in the countries in which we operate adds uncertainty that cannot be accurately predicted and may result in additional costs, delays and regulatory requirements. In addition, such changes could restrict our ability to contract with persons or conduct business in certain countries. There is no assurance that governments will not take our rights, impose conditions on our business, prohibit us from conducting our business or grant additional rights to state-owned enterprises, private domestic entities, special interest groups, Indigenous peoples or residents in the countries in which we operate, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfill our business plans in other geographic areas. From time to time, governments in countries in which Eldorado operates may impose limitations on Eldorado's ability to repatriate funds. As such, we may not be able to repatriate funds from foreign jurisdictions in the future, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the Eldorado Gold level.
We have one operating mine, two development projects and one mine on care and maintenance in Greece. Following the global financial crisis in 2008 and 2009, the Greek economy experienced a significant downturn. The subsequent economic crisis from 2011 to 2018 resulted in austerity measures, a severe recession of the Greek

43

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 economy, capital controls from 2015 to 2019 and concerns about sovereign debt default and of Greece exiting the Eurozone. During this crisis, Greece experienced protracted political instability, a high unemployment rate, popular unrest in response to austerity measures and rounds of bail-out negotiations with various governmental and private parties. Since 2019, in part due to economic measures adopted during the crisis, the Greek economy has stabilized and the Hellenic Republic regained its investment grade credit rating. However, there can be no assurance that the current period of political and economic stability in Greece will continue, and there is always a possibility that the OECD and IMF may insist on further reforms.
In February 2021, we entered into the Investment Agreement with the Hellenic Republic to govern the further development, construction and operation of the Skouries Project and the Olympias and Stratoni/Mavres Petres mines and facilities, which provides a modernized legal and financial framework to allow for the advancement of our investment in these assets. In March 2021, the Investment Agreement was ratified by the Greek parliament and published in the Greek Government Gazette, officially becoming law.
We currently hold all necessary permits for our operations in Greece and the development of the Skouries mine, but in the past we have experienced significant delays in the timely receipt of necessary permits and authorizations from the Hellenic Republic in order to advance operations in Greece, and it is possible we will experience delays again in the future, notwithstanding the Investment Agreement. With respect to our mining concessions in Greece, the mining concessions relating to the Kassandra Mines (including the Skouries Project) expire in March 2026, similar to all other Greek mining concessions existing prior to 1976. We have followed the instructions of the responsible Ministry in filing our renewal application in relation to the Kassandra Mines and while we believe that the Government of the Hellenic Republic will take the appropriate action, there is no assurance that the required renewal will occur in the timeline and on the terms that we expect. There is no assurance that Greece will not adopt legal, regulatory or policy changes in the future which may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We also have two producing mines that are located in Turkiye. Turkiye has historically experienced, and may in the future experience heightened levels of political and economic instability due to regional geopolitical instability. These conditions may be exacerbated by current global economic conditions or become exacerbated during electoral processes. In particular, there have been political challenges in and nearby to Turkiye, including civil unrest along the geographic borders with Syria, Iran and Iraq, terrorist acts, including bombings in major centres, and a refugee crisis. Turkiye also has a history of fractious governing coalitions comprised of many political parties and has experienced anti-government protests as well as unrest following investigations initiated in December 2013 into alleged government corruption, and an attempted coup in 2016. Our operations have experienced no significant disruptions due to these periods of instability and continue to operate under normal business conditions. However, there can be no assurance that a future period of instability will not negatively affect our current and future operations in Turkiye. Such a period of instability may also have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
In 2023, certain changes were made to the tax legislation of Turkiye which resulted in a hyperinflationary adjustment to the local tax basis in Turkiye. In 2025, the Turkiye tax inflation accounting was postponed for the years 2025 to 2027. We cannot predict additional future changes to Turkish income tax legislation or their impact on our financial results.
Since late 2023, commercial shippers operating in the Red Sea have had to adjust to an environment of growing threats to the safety and security of their ships, cargo, and personnel (including rocket attacks, drone strikes, and attempts to seize or commandeer vessels, cargo and crew). These threats continue. In response to these conditions, many in the commercial shipping industry are facing increased costs for security and insurance. Other commercial shippers have chosen to redirect their traffic around the region entirely, foregoing the Suez Canal and Red Sea for a longer trip around the southern coast of Africa. With a ceasefire agreed in October 2025, there is a prospect of commercial ships returning to the Suez Canal. However this resumption is tentative, particularly given the volatility of the region. A sudden resumption of hostilities could cause further logistical disruptions and surge in freight rates as a result of a sharp increase in ship arrivals at European ports, where port operations are already running at full capacity. These changes in the shipping industry have impacted our inbound and outbound shipping activities for Greece and Turkiye. We may experience delays, additional increases in costs, or an inability to send or

44

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 receive certain materials or equipment in a timely or cost-efficient manner. Shipping costs could in the future reach unsustainable levels for reasons beyond our control. In addition, if in the future any of our inbound or outbound shipping activities are impacted by the current conditions in the Red Sea, our commercial insurance policies in place may not provide coverage due to customary exclusions.
Aside from the Company’s own operations, the Red Sea is critical to global energy producers and connects various transportation hubs. Ongoing disruptions in the Red Sea have the potential to increase global energy prices significantly. This is a major input for the Company, as well as its suppliers and service providers (who may choose to pass any higher costs on to the Company).
While the Company is attempting to mitigate these effects, there can be no assurance that the situation will not deteriorate further in the near or long term, which may negatively affect the Company’s current and future operations in Greece and Turkiye (or, in the case of rising global energy prices, internationally), and may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We operate in a range of environments and our employees, contractors and suppliers are at risk of injury, disease and natural disasters. In 2023, a significant earthquake struck the southeast of Turkiye. Although our operations experienced no significant disruptions due to this natural disaster, there is no guarantee that a similar natural disaster in the future, whether in Turkiye or in any other jurisdiction we operate in, will not have an adverse effect on our business, results of operations or financial condition. If our workforce is affected by a high incidence of injury, disease or natural disasters, the facilities and treatments may not be available to the same standard that one would expect in more economically developed countries such as Canada and the United States, which could have an effect on the availability of sufficient personnel to run our operations. This could result in a period of downtime or we may be subject to an order to cease operations, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Climate Change”.
The safety and security of our employees and associated contractors are of prime importance to the Company. Various security problems may occur in any of the jurisdictions in which we operate. We are at risk of incursions or acts of terrorism by third parties that may result in the theft of or result in damage to our property. We endeavor to take appropriate actions to protect against such risks, which may affect our operations or cause us to incur further costs.
The mineral exploration, development, mining, and processing activities of Eldorado in the countries where we operate are subject to various laws governing a wide range of matters, including, but not limited to, the following:
•the environment, including land and water use;
•the right to conduct our business, including limitations on our rights in jurisdictions where we are considered a foreign entity and restrictions on inbound investment;
•prospecting and exploration rights and methods;
•development activities;
•construction;
•mineral production;
•reclamation;
•royalties, taxes, fees and imposts;
•importation of goods;
•currency exchange restrictions;
•sales of our products;
•repatriation of profits and return of capital;
•immigration (including entry visas and employment of our personnel);
•labour standards and occupational health;
•supply chain transparency including any required regulatory reporting;
•mine safety;
•use of toxic substances;
•mineral title, mineral tenure and competing land claims; and
•impacts on and participation rights of local communities and entities.

45

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Although we believe our mineral exploration, development, mining, and processing activities are currently carried out in accordance with all applicable laws, rules regulations and policies, there is no assurance that new or amended laws, rules or regulations will not be enacted, new policies applied or that existing laws, rules, regulations or discretion will not be applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, in any of the countries in which we operate, including, without limitation:
•changes to the fiscal regime;
•laws regarding government ownership of or participation in projects;
•laws regarding permitted foreign investments;
•royalties, taxes, fees and imposts;
•regulation of, or restrictions on, importation of goods and movement of personnel;
•regulation of, or restrictions on, currency transactions;
•regulation of, or restrictions on, sales of our products, or other laws generally applicable in such country, or changes to the ways in which any of these laws are applied, any of which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price; and
•laws regarding social and environmental regulation, including environmental reporting requirements.
Production and Processing
Estimates of total future production and costs for our mining operations are based on our LOM plans. These estimates can change, or we might not achieve them, which could have a material adverse effect on any or all of our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Our plans are based on, among other things, our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics, including the presence of materials that may adversely affect the ability to process, export and sell our products) and estimated rates and costs of production. Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed elsewhere as well as unfavorable operating conditions or external events impacting operations, including:
•actual ore mined varying from estimates in grade, tonnage and mineralogical and other characteristics;
•industrial accidents, environmental incidents and natural phenomena, including discharge of metals, concentrates, pollutants or hazardous materials;
•seepage from tailings or other storage facilities or ponds;
•failure of mining pit slopes, waste rock storage facility and tailings impoundment walls, embankments, roadways and dams, other water storage structures and heap leach structures;
•surface or underground fires, floods, landslides or ground subsidence;
•changes in power supply and costs and potential power shortages;
•imposition of a moratorium on our operations;
•impact of the disposition of mineral assets;
•shortages and timing delays of supplies and equipment needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•failure of unproven or evolving technologies or loss of information integrity or data;
•unexpected geological, geochemical and water (ground and surface) conditions;
•variable metallurgical conditions and metal recovery;
•variable comminution properties of ore and effect on processing throughput;
•insufficient capacity for disposal of waste materials from our operations;
•unanticipated changes in inventory levels at heap-leach operations;
•fall-of-ground accidents in underground operations;
•seismic activity;
•renewal of required permits and licenses;
•litigation;
•shipping interruptions or delays;
•management of the mining process, including revisions to mine plans;
•unplanned maintenance and reliability;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
•unexpected work stoppages or labour costs, shortages or strikes;
•security incidents;
•general inflationary pressures;
•currency exchange rates;
•the presence of valuable by-products such as copper (which can be crucial in offsetting the costs of gold production); and
•changes in law, regulation or policy.
The occurrence of one or more of these events in connection with our exploration activities, development and production and closure of mining operations may result in the death of, or personal injury to, our employees, other personnel or third parties, the loss of mining equipment, damage to or destruction of mineral properties, production facilities or property belonging to us or others, monetary losses, environmental damage and potential legal liabilities. In addition, the occurrence of one or more of the events listed above may result in a less than optimal operation and lower throughput or lower recovery, as well as interruptions, deferral or unanticipated fluctuations in production. This could cause a mineral deposit to become unprofitable, even if it had been mined profitably in the past. Although we review and assess the risks related to extraction and seek to put appropriate mitigating measures in place, there is no assurance that we have foreseen and/or accounted for every possible factor that might impact operations, production and processing. The occurrence of one or more of these events could therefore have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Environmental”, “Waste Disposal”, and “Geotechnical Considerations”.
With respect to changes in power supply and costs and potential power shortages, our operations in Turkiye and Greece have experienced energy supply issues affecting the price and supply of gas, oil and electricity used in our operations, which has caused increased energy prices and decreased energy supply. A sustained increase in energy prices, or a sustained decrease in energy supply, could have a material adverse effect on Eldorado’s business, results of operations, financial condition and the Eldorado Gold share price.
A number of factors could affect our ability to process ore in the tonnages we have budgeted, the quantities of the metals or deleterious materials that we recover and our ability to efficiently handle material in the volumes budgeted, including, but not limited to the presence of oversized material at the crushing stage; material showing breakage characteristics different from those planned; and material with grades outside of planned grade range, among others.
Our operations at Kisladag involve the heap leaching process. The heap leaching process, while not as cost-intensive as the more conventional milling process, involves uncertainties associated with the chemical and physical processes included in leaching, which can impact ultimate recoveries or leach cycle times required to achieve the ultimate recovery. Variability in particle size of stacked materials, agglomeration quality, and percolation rate, coupled with stacked head grade, may materially adversely affect the leaching kinetics and ultimate recovery.
Some of our processing operations rely on the use of sodium cyanide to extract gold and silver from ore. As a result of rising energy prices and other factors, there has been an increase in sodium cyanide prices and, further, large sodium cyanide suppliers have substantially lowered or ceased production temporarily, particularly in Europe, causing a supply shortage. A sustained increase in sodium cyanide prices, or a sustained supply shortage thereof, could have a material adverse effect on Eldorado’s business, results of operations, financial condition and the Eldorado Gold share price.
The occurrence of any of the above factors could affect our ability to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result in lower throughput, lower recoveries, lower product qualities, more downtime or some combination of all four. While minor issues of this nature are part of normal operations, more issues may arise than anticipated, which may have an adverse effect on our future cash flow, results of operations and financial condition.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Power and Water
Our mining operations use substantial volumes of water and power during extraction and processing. Our ability to obtain secure supplies of power and water at a reasonable cost depends on a number of factors that may be out of our control, including global and regional supply and demand, political and economic conditions and problems affecting local supplies, among others.
There is no assurance that we will be able to secure the required supplies of power and water on reasonable terms or at all and, if we are unable to do so or there is an interruption in the supplies we do obtain or a material increase in prices, then it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Prices of Commodities and Consumables
Our business operations use a significant amount of commodities, consumables and other materials. Prices for diesel fuel, steel, concrete, chemicals (including explosives, lime and cyanide) and other materials, commodities and consumables required for our operations can be volatile and price changes can be substantial, occur over short periods of time and are affected by factors beyond our control. Higher costs for, or tighter supplies of, construction materials like steel and concrete can affect the timing and cost of our development projects, including at the Skouries Project. If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Political and economic conflicts (global and regional), and subsequent foreign policy decisions, could result in future economic sanctions or penalties from the U.S., Canada, and other governments. Politically motivated trade restrictions could further destabilize supply chains, causing significant cost increases and availability challenges. Additionally, threatened and actual tariffs by the U.S., Mexico, Canada and other countries could impact the availability and cost of essential commodities, exacerbating supply chain disruptions and increasing operational costs. Increased demand for metals and minerals may lead to higher costs for exploration, development, construction activities and equipment. This could result in delays if services or equipment are not available in a timely manner, leading to scheduling difficulties and increased project costs.
We may maintain significant inventories of operating consumables, based on the frequency and reliability of the delivery process for such consumables and anticipated variations in regular use. We depend on suppliers to meet our needs for these commodities; however, it is possible that no alternative source for such commodities may be available. If the rates of consumption for such commodities vary from expected rates significantly or delivery is delayed for any reason, we may need to find a new source or negotiate with existing sources to increase supply. If any shortages are not rectified in a timely manner, it may result in reduced recovery or delays in restoring optimal operating conditions.
Higher worldwide demand for critical resources, such as drilling equipment and tires, could affect our ability to acquire such resources and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.
Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations are subject to a number of risks, some of which are outside of our control, including negotiating agreements with suppliers and contractors on acceptable terms, and the inability to replace a supplier or contractor and its equipment, raw materials or services if either party terminates the agreement, among others.
The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Equipment
Our operations are reliant on significant amounts of both large and small equipment that is critical to the development, construction and operation of our projects. Failures or unavailability of equipment could cause interruptions or delays in our development and construction or interruptions or reduced production in our operations (particularly where they exceed our anticipated/expected targets). These risks may be increased by the age of certain equipment. Equipment-related risks include delays in repair or replacement of equipment due to unavailability or insufficient spare parts inventory; delays in repair or replacement of equipment due to a shortage of skilled labour at the Company, its equipment suppliers, or key service providers (particularly as a result of growing labour shortages throughout the mining industry and related sectors); repeated or unexpected equipment failures; and restrictions on transportation and installation of large equipment, including delays or inability to obtain required permits for such transportation or installation, among others.
Delays in construction or development of a project or periods of downtime or reductions in operations or efficiency that result from the above risks or remediation of an interruption or inefficiency in production capability could require us to make large expenditures to repair, replace or redesign equipment. All of these factors could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Reliance on Infrastructure, Commodities and Consumables
Our business and operations depend on our ability to access and maintain adequate and reliable infrastructure, including roads and bridges, power sources and water systems. We may have to build the required infrastructure if it is not readily available to us for a given project, and there is no assurance that we will be able to do so in a timely manner or at all. Inadequate, inconsistent, or costly infrastructure could compromise many aspects of a project's feasibility, viability and profitability, including, but not limited to, construction schedules, capital and operating costs, and labour availability, among others.
There is no assurance that we can access and maintain the infrastructure we need and many critical sites have only single road access (that could be closed for reasons beyond our control for example due to accidents or adverse weather). There is also no assurance that, where necessary, we will be able to obtain rights of way, raw materials and government authorizations and permits to construct, or upgrade the same, at a reasonable cost, in a timely manner, or at all.
Our access to infrastructure and the commodities discussed below may be interrupted by natural causes, such as drought, floods, wildfires, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses. There is no assurance that such incidents may not occur at Eldorado's other mines. In late 2024, there was above normal precipitation at Skouries and Olympias, with very high rainfalls and resulting flooding impacting earthworks activities at Skouries and temporarily impacting access to a portion of the Skouries construction site. Construction progress could, in the future, be impacted if similar or more severe weather events occur. Such an event could result in material negative impacts on the project construction schedule and costs.
Our inability to obtain or build and to maintain adequate and continuous access to infrastructure and substantial amounts of commodities, power and water, at a reasonable cost, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Climate Change”.
Inflation Risk
General inflationary pressures may affect our labour, commodity and other input costs, which could have a material adverse effect on our financial condition, results of operations and the capital expenditures required for the development and operation of Eldorado's projects. Specifically, labour costs at Kisladag and Efemcukuru increased in line with commitments under our collective bargaining agreement. We recognize a need to support our workforce as they face rising costs of food and electricity, but that may impact collective bargaining agreements and labour costs in the future. Labour costs are denominated in local currency and, if the Turkish Lira does not correspondingly weaken against the U.S. dollar, cost increases may not be offset by currency movements. We continue to monitor the impacts of cost inflation on our operations. Certain emerging markets in which we operate, or may in the future operate, have experienced fluctuating rates of inflation. There can be no assurance that any governmental action

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 will be taken to control inflationary or deflationary cycles, that any governmental action taken will be effective, or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Community Relations and Social License
Maintaining a positive relationship with the communities in which we operate is critical to continuing the successful operation of our existing projects and mines as well as the construction and development of existing and new projects and mines. As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other affected parties (including employees, communities surrounding operations, Indigenous rightsholders and the countries in which we operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will mitigate any potential damage or disruption to the interests of those parties. The evolving expectations related to human rights, Indigenous rights, and environmental protections may also result in opposition to our current and future operations, the development of new projects and mines, and exploration activities. There is no assurance that we will be able to mitigate these risks, which could materially adversely affect our business, results of operations, financial condition and the Eldorado Gold share price.
Community relations are impacted by a number of factors, both within and outside of our control. Relations may be strained or social license lost by poor performance by the Company in areas such as health and safety, environmental impacts from the mine, increased traffic or noise, and other factors related to communications and interactions with various affected or interested groups. The Company expends significant financial and managerial resources to comply with various environmental, health and safety laws across various jurisdictions (including implementing safety protocols at sites, monitoring leading indicators, and emphasizing positive reinforcement). Despite these efforts, external factors such as press scrutiny or other distributed information about Eldorado specifically or extractive industries generally from the media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward the Company and its operations.
Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work on the Company's operations, and potentially pose a security threat to employees or equipment. Social license may also impact our permitting ability, Company reputation and our ability to build positive community relationships in exploration areas or around newly acquired properties. Such opposition may also take the form of legal or administrative proceedings or manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our local or global reputation and operations.
Erosion of social license or activities of third parties seeking to call into question social license may have the effect of slowing down the development of new projects and may increase the cost of constructing and operating these projects. Opposition by community and activist groups to our operations may require modification of, or preclude the operation or development of, our projects and mines or may require us to enter into agreements with such groups or local governments with respect to our projects and mines or exploration activities, in some cases, causing increased costs and significant delays to the advancement of our projects. Productivity may also be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship between Eldorado and the surrounding communities. We seek to mitigate these risks through our commitment to operating in a socially responsible manner; however, there is no guarantee that our efforts in this respect will mitigate these risks.
In addition, governments in many jurisdictions where we operate, including Quebec, must consult with local affected parties, including Indigenous peoples, with respect to grants of mineral rights and the issuance or amendment of project authorizations. These requirements are subject to change from time to time. Eldorado supports consultation and engagement with local communities, and consultation and other rights of Indigenous peoples which may require accommodations, including undertakings regarding financial compensation, employment, and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles or environmental permits in these jurisdictions, including in some parts of Canada in which Indigenous title is claimed, and may affect the

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen claims or grievances by Indigenous peoples also could affect existing operations as well as development projects and future acquisitions. These legal requirements and the risk of opposition by Indigenous peoples may increase our operating costs and affect our ability to expand or transfer existing operations or to develop new projects.
Environmental
Although we monitor our sites for potential environmental hazards, there is no assurance that we have detected, or can detect all possible risks to the environment arising from our business and operations. We expend significant resources to comply with environmental laws, regulations and permitting requirements, and we expect to continue to do so in the future. The failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties, as well as a loss event in excess of insurance coverage and reputational damage. There is no assurance that:
•we have been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;
•our compliance will not be challenged;
•the failure to comply with applicable environmental laws, regulations and permitting requirements will not require us to suspend, substantially alter or terminate our development activities or operations; or
•the costs of compliance will be economic and will not materially or adversely affect our future cash flow, results of operations and financial condition.
We may be subject to proceedings (and our employees subject to criminal charges in certain jurisdictions) in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, we could suffer delays or impediments to or suspension of development and construction of our projects and operations and, even if we are ultimately successful, we may not be compensated for the losses resulting from any such proceedings or delays.
There may be existing environmental hazards, contamination or damage at our mines or projects that we are unaware of. We may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by our activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable.
Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of our properties and other penalties and liabilities related to associated losses, including, but not limited to:
•monetary penalties (including fines);
•restrictions on or suspension of our activities;
•loss of our rights, permits and property, including loss of our ability to operate in that country or generally;
•completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
•increases in insurance premiums;
•premature reclamation of our operating sites; and
•seizure of funds or forfeiture of bonds.
The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also "Current and Future Operating Restrictions".
We are not able to determine the specific impact that future changes in environmental, health and safety laws, regulations and industry standards may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety laws, regulations and industry standards. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly

51

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 stringent, as are laws relating to the use and production of regulated chemical substances and the consumption of water by industrial activities. Further changes in environmental, health and safety laws, regulations and industry standards, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures, or otherwise have a material adverse effect on Eldorado. Changes in environmental, health and safety laws, regulations and industry standards could also have a material adverse effect on product demand, product quality and methods of production, processing and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers' compensation and product liability claims, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Waste Disposal”.
On May 27, 2021, the Ministry of Industry and Information Technology of the People's Republic of China issued YS/T 3004-2021 – Gold Industry Standard of the People's Republic of China (the "Industry Standard") which was implemented on October 1, 2021. When imported into China, gold concentrates that comply with the Industry Standard are cleared under tariff number HS 2616 9000.01 and are exempt from import charges, whereas all other gold concentrates are declared under tariff number HS 2616 9000.09 and a VAT charge of 13% is imposed. Olympias gold concentrates do not fall within the scope of the Industry Standard due to the level of arsenic contained therein and therefore have been declared under tariff number HS 2616 9000.09 since October 1, 2021. Upon importation into China, they are subject to a 13% VAT import charge. Although we continue to explore other markets and have addressed this change in our commercial agreements on a bilateral basis to minimize the effect, approximately 6% of Olympias sales were subject to the 13% VAT charge in 2025 and there can be no assurance that the effects of the Industry Standard or updates to this standard will not have a material adverse effect on Eldorado’s business, results of operations and financial condition.
Geotechnical Considerations
Throughout the mining industry, operational conditions continue to become more challenging, with the need to mine increasingly variable and deep deposits which increases exposure to seismic activity, geotechnical complexity and hydrogeological uncertainty. These considerations can be observed with unusual or unexpected geological conditions, rock bursts, rock falls, rock slides, cave-ins, ground or stope instabilities. Although we take precautions to mitigate such risks, unanticipated adverse conditions may occur and may be difficult to predict.
Geotechnical challenges can be observed in the following underground facilities:
•ramp portals and main declines;
•level developments;
•ore stopes;
•workshops and wash bays;
•office and canteen excavations;
•pump station and ventilation-related excavations;
•ore shafts and material handling systems;
•ventilation shafts and escapeways;
•electrical substation excavations;
•warehouse and storage facilities; and
•backfill reticulation systems.
Geotechnical challenges can also be observed in surface facilities such as:
•heap leach pads;
•water management structures and ponds;
•waste rock or ore storage areas;
•tailings storage areas (both slurried and filtered); and
•open pit operations, including at Kisladag which has experienced geotechnical challenges in the open pit.
Adverse and variable conditions may occur and may be affected by risks and hazards outside of our control, and may result in sudden or unpredicted movement of material, including slips or other failures in heap leach pads, tailings storage areas, waste rock or ore storage areas, water management areas, open pits or around other surface infrastructure such as roads and other accessways. These material movement events may result in

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 containment discharges, leakage of leaching solutions or other hazardous substances, disruption of operational activities or significant risk to personnel and equipment safety. Such events may not be detected in advance and all of which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. See also “Environmental”, “Waste Disposal”, and “Production and Processing”.
Waste Disposal
The water collection, treatment and disposal operations at the Company's mines are subject to substantial regulation and involve environmental risks. The extraction process for gold and other metals can produce tailings. Tailings are the process waste generated once grinding and extraction of gold or other metals from the ore is completed in the milling process, which are stored in engineered facilities designed, constructed, operated and closed in conformance with applicable regulations and industry standards. Tailings may be filtered for placement in a surface facility, stored in slurry form in a surface facility, or mixed with cement (and potentially other waste material) and used underground as structural fill. A number of factors can affect our ability to successfully dispose of waste material in the form that is optimal for our operations, including, but not limited to:
•access to suitable locations due to permitting, operational or other restrictions;
•requirements to encapsulate acid-generating or other hazardous material;
•milled material being ground too fine and requiring further treatment; and
•sufficient infrastructure required to place material underground in the right locations.
If issues with any of the above items occur, the normal discharge or placement process may be affected, requiring us to alter existing plans. While minor issues of this nature are part of normal operations, more issues may arise than anticipated, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The Company operates its tailings facilities to conform with Towards Sustainable Mining (TSM) guidelines and aligns with the Canadian Dam Association standards. The Company currently operates active filtered tailings facilities at the Efemcukuru operation in Turkiye (designated as the Efemçukuru TMF) and at the Olympias operation in Greece (designated as the KTMF).
The Lamaque Complex contains one operational and two inactive tailings facilities. Slurried tailings are currently being deposited at the tailings facility located adjacent to the Sigma mill, designated as the Sigma TMF. An inactive second TMF is located at the Aurbel site, designated as the Aurbel TMF. The third inactive tailings facility is located within the operational area of Lamaque, designated as the Lamaque TMF. No tailings are currently being deposited to the Aurbel TMF or Lamaque TMF.
In 2021, Eldorado established an Independent Technical Review Board (ITRB) to provide technical guidance on design and operational practices at its tailings facilities.
Although the Company has established the ITRB and conducts extensive maintenance and monitoring, engages external consultants and incurs significant costs to maintain the Company's operations, equipment and infrastructure, including TMFs (including, without limitation, those tailings facilities, both active and inactive, associated with Eldorado's operations in Turkiye, Greece and Quebec), unanticipated failures or damage, insufficient equipment or infrastructure, as well as changes to laws and regulations may occur that could cause injuries, production loss, environmental pollution, a loss event in excess of insurance coverage, reputational damage or other materially adverse effects on the Company's operations and financial condition resulting in significant monetary losses, restrictions on operations and/or legal liability, and which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
A major spill, failure or material flow from the tailings facilities (including through occurrences beyond the Company's control such as extreme weather, a seismic event, or other incidents) may cause damage to the environment and the surrounding communities. Poor design or poor maintenance of the tailings impoundment structures or improper management of site water may contribute to structural failure or tailings release and could also result in damage or injury. Failure to comply with existing or new environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 costs of development or production and may materially adversely affect the Company's business, results of operations, financial condition and the Eldorado Gold share price. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company, and in some cases its directors and officers, could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings impoundment. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up. Moreover, in the event that the Company is deemed liable for any damage caused by a major spill, failure or material flow from the tailings facilities (including through occurrences beyond the Company's control such as extreme weather, a seismic event, or other incidents), the Company's losses or the consequences of regulatory action might exceed insurance coverage. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently. Such incidents could also have a negative impact on the reputation of the Company and have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Mineral Tenure
In the countries in which we operate, the mineral rights, or certain portions of them, are state-owned. In such countries, we must enter into contracts with the applicable governments, or obtain permits or concessions from them, that allow us to hold rights over mineral rights and rights (including ownership) over parcels of land and conduct our operations thereon. The availability of such rights and the scope of operations we may undertake are subject to the discretion of the applicable governments and may be subject to conditions. New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage thereof, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect our rights to our mineral properties.
In many instances, we can initially only obtain rights to conduct exploration activities on certain prescribed areas, but obtaining the rights to proceed with development, mining and production on such areas or to use them for other related purposes, such as waste storage or water management, is subject to further application, conditions or licenses, the granting of which are often at the discretion of the governments. In many instances, our rights are restricted to fixed periods of time with limited, and often discretionary, renewal rights. Delays in the process for applying for such rights or renewals or expansions, or the nature of conditions imposed by government, could have a material adverse effect on our business, including our existing developments and mines, and our results of operations, financial condition and the Eldorado Gold share price. Further information on the potential impact of Bill 63 in Quebec, Canada is included under the risk factor "Permits" below.
The cost of holding these rights often escalates over time or as the scope of our operating rights expands. There is no assurance that the mineral rights regimes under which we hold properties or which govern our operations thereon will not be changed, amended, or applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, that the ongoing costs of obtaining or maintaining our rights will remain economic and not result in uncompensated delays or that compliance with conditions imposed from time to time will be practicable. Any inability to obtain and retain rights to use lands for our ongoing operations at all or on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
It is possible that our present or future tenure may be subject to challenges, prior unregistered agreements or transfers, and competing uses. In addition, certain lands in Canada are subject to Indigenous rights, treaty rights and/or asserted rights in and to traditional territories. Our rights may also be affected by undetected defects in title. There is no assurance that any of our holdings will not be challenged. We may also be subject to expropriation proceedings for a variety of reasons. When any such challenge or proceeding is in process, we may suffer material delays in our business and operations or suspensions of our operations, and we may not be compensated for resulting losses. Any defects, challenges, agreements, transfers or competing uses which prevail over our rights, and any expropriation of our holdings, could have a material adverse effect on our business, including our total loss of such rights, and our results of operations, financial condition and share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Certain of our mining properties are subject to royalty and other payment obligations. If we fail to meet any such obligations, we may lose our rights.
There is no assurance that we will be able to hold or operate on our properties as currently held or operated or at all, or that we will be able to enforce our rights with respect to our holdings, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Permits
Activities in the nature of our business and operations can only be conducted pursuant to a wide range of permits and licenses obtained or renewed in accordance with the relevant laws and regulations in the countries in which we operate. These include, without limitation, permits and licenses, which authorize us to conduct business in such countries; import or export goods and materials; employ foreign personnel in-country; and operate equipment, among other things.
In connection with the development of projects, we may be actively discussing permits with various government authorities. The duration and success of each permitting process are contingent upon many factors that we do not control. In the case of foreign operations, granting of government approvals, permits and licenses is, as a practical matter, subject to the discretion of the applicable governments or government officials. In all jurisdictions, there may be a lack of available or experienced personnel at the applicable regulator, and we may be competing against other mineral projects for the regulator’s attention. As a result of these and other factors specific to each application, there may be delays in the review process. If the Company experiences such delays, the Company may be required to pay standby costs for the period during which activities are suspended, including payment of a portion of the salaries to those employees who have been suspended pending resolution of the permitting process. In addition, certain of Eldorado's mining properties are subject to royalty and other payment obligations. Failure to meet Eldorado's payment obligations under these agreements could result in the loss of its rights.
In the context of environmental protection permitting, including the approval of reclamation plans, we are required to comply with existing laws and regulations and other standards that may entail greater or lower costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority.
We have in the past experienced significant delays in the timely receipt of necessary permits and authorizations from the Hellenic Republic in order to advance operations in Greece, including in respect of Skouries. As a result, Skouries was placed on care and maintenance and these delays impacted the Company's business and financial condition. We currently hold all necessary permits for the development of Skouries mine, but it is possible that in the future other delays in the timely receipt of other necessary permits may delay or otherwise impact our operations. Delays and other impacts may be further exacerbated by legal challenges, reviews, or appeals by various government and non-government organizations. Further information on the renewal of our Kassandra mining concessions is included under the risk factor entitled "Operations" above.
In Q2 2023, we obtained a modification and time extension (up to 2038) of the Kassandra Mines Environmental Terms approval (the “2023 Environmental Terms Approval”) which covers the expansion of the Olympias processing facility and the Stratoni port modernization. Our current Environmental Terms are valid through April 2038 and cover all of our operations. In June 2023, local associations and residents around the Kassandra Mines filed an appeal for the annulment of the 2023 Environmental Terms Approval. The appeal claims legal grounds relating to the Investment Agreement, and requests that the provisions concerning the independent environmental auditor and certain environmental provisions should be annulled. The Company has filed an intervention, and the hearing was held on March 25, 2025. The decision is pending. In the case of a partial or full annulment of the 2023 Environmental Terms Approval, the 2011 Environmental Terms (as applicable in 2023) would still be valid on the relevant chapters. However, any provisions in the 2023 Environmental Terms not covered by the 2011 Environmental Terms would be subject to a new approval process and, depending on the extent of the relevant provisions and process duration, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
In addition, some of our current mineral tenures, licenses and permits, including environmental and operating permits for Olympias, and forest permits and the Environment License and Permit for Kisladag, are due to expire

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 prior to our planned life of mines, and will require renewals on terms acceptable to Eldorado. In the case of Olympias, there are relevant provisions for their renewal in the Investment Agreement. We are also in the process of negotiating a new lease for our Sapes property and two exploration licenses. We have filed all necessary applications and continue to hold a view that we maintain an interest in these properties; however, we have no assurance that the Greek Government agrees with our view and will issue the necessary lease and exploration licenses in a timely manner or at all. There is no assurance that we will be able to obtain or renew these tenures and permits in order to conduct our business and operations, in a timely manner or at all, or that we will be in a position to comply with all conditions that are imposed. The failure to obtain or renew such tenure and permits, or the imposition of extensive conditions, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
At our Lamaque Complex, we have submitted various requests for authorizations and permits with both provincial and federal authorities. These permits relate to, among other things, the construction of a paste backfill plant, additional exploitation of the Ormaque deposit and geotechnical work on the Lamaque tailing storage facility. The failure to obtain such permits or material delays in obtaining the required permits and authorization may impact our ability to complete required projects or to do so in a timely manner, which in turn could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. In November 2024, the Québec National Assembly adopted An Act to amend the Mining Act and other provisions, SQ 2024, c 36 ("Bill 63"). This statute amends the Québec Mining Act as well as other provincial laws and regulations in several ways. Among other things, the new legislation grants enhanced powers to the Québec Minister of Natural Resources and Forests (the "Minister") to control mining operations. For instance, the Minister may impose, at the time the Minister considers appropriate, new conditions and requirements to prevent or limit the impact that mining exploration activities may have on local and Indigenous communities, or to prioritize or reconcile competing uses of land. Similar conditions may also be imposed by the Minister when granting a mining lease. Bill 63 also introduced a no-fault liability regime for mining operators for certain events that will be determined by regulation. This regime could require Eldorado to make reparation for any harm or injury caused in the exercise of a mining right in connection with such events. These changes will affect the regulatory landscape within which Eldorado operates in Québec and could potentially result in increased obligations and liabilities as well as permitting delays or restrictions for our projects in Québec.
Non-Governmental Organizations
Certain non-governmental organizations ("NGOs") that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities and the related environmental impact, and such NGOs may oppose our current and future operations or further development or new development of projects or operations on such grounds. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to our operations, could have an adverse effect on our reputation, impact our relationships with the communities in which we operate and ultimately have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGOs may lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to our business activities which, if made, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel our rights, permits and licenses. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on our business and operations. NGOs may also file complaints with regulators in respect of our directors and officers. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in Eldorado Gold or such directors or officers. This may adversely affect our prospects of obtaining the regulatory approvals necessary for the advancement of some or all of our exploration and development plans or operations and our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Reputational
Damage to Eldorado's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although we believe that we operate in a manner that is respectful to all affected parties and take care in protecting our image and reputation, we do not have control over how we are perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations, which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
The usage of social media and other web-based applications (collectively, “social media”) to connect the global community continues to increase. As a result, social media has increasing power to influence public perceptions (and impact corporate reputations). We do not have control over third-party content about Eldorado that is generated and shared by users of social media platforms, nor can we control user discussions and commentary about the Company, which in turn increases the risk of losing control over public perception of the Company and its reputation. Reputation loss, including specifically as a result of social media misinformation campaigns targeting the Company’s development projects in Greece, may lead to increased and continued challenges in developing and maintaining community relations, decreased investor confidence, and may act as an impediment to the Company’s overall ability to advance its projects and procure capital from investors, thereby having a material adverse impact on our business, results of operations, financial condition and the Eldorado Gold share price.
Climate Change
We recognize that climate change is a global issue that has the potential to impact our operations, affected or interested parties and the communities in which we operate. This may result in physical risks and transition-related risks (including without limitation, regulatory, market, technology, and reputational risks). The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to infrastructure, equipment and personnel. We face the possibility of increased costs and potential health risks to try to mitigate the negative effects of climate change. Governments at all levels are moving towards enacting legislation to address climate change by regulating, among other things, carbon emissions, clean fuel standards and energy efficiency. Where legislation has already been enacted, regulations regarding industrial emission levels and energy efficiency are generally becoming more stringent. The mining industry, as a significant emitter of greenhouse gas emissions, is particularly exposed to these regulations. We have set a target to mitigate Scope 1 and Scope 2 GHG emissions by an amount equal to 30% of our 2020 baseline from currently operating mines (Lamaque Complex, Kisladag, Efemcukuru, and Olympias) and Stratoni by 2030, on a “business-as-usual” basis.
Our ability to effectively meet our target includes matters outside of our control, including the fact that we are partially reliant on the decarbonization of the electrical grid in Greece. Generally, the timeline and ability to obtain permitting approvals (inclusive of grid interconnections) are not within our control. With respect to grid decarbonization in Greece, grid congestion is resulting in limited availability of renewable power and project delays. In addition, our Scope 1 and 2 targets currently do not include our Skouries Project as it is still in development. Changes in our targets, either in connection with new projects commencing production, or to align our existing projects with international commitments, standards, and requirements, may impact timelines and capital requirements. Accordingly, these factors may result in us choosing different projects to meet targets, while also subjecting us to the possibility of new factors beyond our control. Furthermore, affected or interested parties, including shareholders, may increase demands for emissions reductions and call upon us or mining companies in general to better manage the consumption of climate-relevant resources (hydrocarbons, water, etc.). Costs associated with meeting these requirements may be offset somewhat by increased energy efficiency and technological innovation. However, there is no assurance that compliance with such commitments, standards, and/or requirements will not have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
With respect to physical risks of climate change, relevant hazards to our operations may include extreme heat and heat waves (particularly at the Lamaque Complex, Kisladag, Olympias, Skouries), extreme cold and freeze-thaw cycles, heavy snow, freezing rain (particularly at the Lamaque Complex), wind gusts (particularly at the Lamaque Complex, Kisladag, Efemcukuru, Skouries), drought in local communities (particularly at Kisladag, Efemcukuru), short- and long-duration rainfall, lightning, wildfires, and tornadoes, which have the potential to disrupt our

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 development projects and operations and the transport routes we use. While all of our operations are exposed to physical risks from climate change, the anticipated impacts are location specific. Our physical climate risk assessments at the Lamaque Complex, Kisladag, Efemcukuru, Olympias operating mines and the Skouries development project were updated in 2024. Our highest physical climate risks relate to short- and long-duration rainfall at Skouries, in large part because it is under construction, and therefore final design criteria and physical infrastructure such as embankments, dams, and water diversion and management structures, and planned controls are not yet fully implemented. Potential impacts include loss of containment and/or separation of contact, non-contact and process waters, with potential consequences to the environment and corresponding regulatory penalties that could follow, as well as road washouts, landslides, equipment loss and inaccessibility to flooded areas. See also “Foreign Operations”.
Impacts from such physical risks can temporarily slow or halt operations due to physical damage to assets, reduced productivity to appropriately plan and implement safety protocols on site related to extreme temperatures, winds, freezing rain, wildfires and lightning events, and local or global supply route disruptions that may limit transport of essential materials, chemicals and supplies. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, these plans may not be effective in mitigating such conditions, and extended disruptions could result in interruption to construction or production and deliveries to buyers which may adversely affect our business, results of operations, financial condition and the Eldorado Gold share price. Our facilities depend on regular and steady supplies of consumables (water, diesel fuel, chemical reagents, etc.) to operate efficiently. Our operations also rely on the availability of energy from public power grids, which may be put under stress due to extremes in temperatures, or face service interruptions due to more extreme weather and climate events, including wildfires. Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption to the delivery of essential commodities or our product, or otherwise affect the availability of essential commodities, or affect the prices of these commodities, then our production efficiency may be reduced which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
With respect to transition-related regulatory risks, the effects of changes may include the financial impact of carbon pricing regulations if and when Eldorado's operating sites are affected by such regulations, managing fuel and electricity costs and incentives for adopting low-carbon technologies, insurance premiums associated with weather events and emissions intensities, access to capital for advancing and funding low carbon mining operations and projects, accessing sustainability-linked capital and managing regulatory compliance and corporate reputation related to evolving governmental and societal expectations. As international agreements and expectations regarding climate targets, standards, and requirements evolve, we may experience a lag between such developments and our ability to address them at an operational level (whether in connection with their application to newly acquired assets or existing projects). Such effects may have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Change of Control
Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding Senior Notes (as hereinafter defined) at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. Additionally, under the Credit Facility, a change of control (as defined therein) will constitute an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and terminate their commitments to lend.
The source of funds for any purchase of the Senior Notes and repayment of borrowings under the Credit Facility would be our available cash or cash generated from our subsidiaries' operations or other sources, including borrowings, sales of assets or sales of equity, as applicable. We may not be able to repurchase the Senior Notes or repay the Credit Facility upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any of our other indebtedness that may become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the Senior Notes may be limited by law. In order to avoid the obligations to repurchase the Senior Notes

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 and events of default and potential breaches of the Credit Facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.
Actions of Activist Shareholders
In the past, shareholders have instituted class action lawsuits against companies that have experienced volatility in their share price. Class action lawsuits can result in substantial costs and divert management's attention and resources, which could significantly harm our profitability and reputation. There is no assurance that Eldorado Gold will not be subject to class action lawsuits.
Publicly-traded companies have also increasingly become subject to campaigns by investors seeking to advocate certain governance changes or corporate actions such as financial restructuring, special dividends, share repurchases or even sales of assets or the entire company. We could be subject to such shareholder activity or demands. Given the challenges we have encountered in our businesses in past years, our governance and strategic focus may not satisfy such shareholders who may attempt to promote or effect further changes or acquire control over us. Responding to proxy contests, media campaigns and other actions by activist shareholders, if required, will be costly and time-consuming, will disrupt our operations and would divert the attention of the Board and senior management from the pursuit of our business strategies, which could adversely affect our results of operations, financial condition and/or prospects. If individuals are elected to the Board with a specific agenda to increase short-term shareholder value, it may adversely affect or undermine our ability to effectively implement our plans. Perceived uncertainties as to our future direction resulting from shareholder activism could also result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners, to our detriment.
Estimation of Mineral Reserves and Mineral Resources Estimates Only
Mineral Reserve and Mineral Resource estimates are only estimates and we may not produce gold or other metals in the quantities estimated.
Proven and Probable Mineral Reserve estimates may need to be revised based on various factors including:
•actual production experience;
•our ability to continue to own and operate our mines and property;
•fluctuations in the market price of gold, copper, and other metals;
•results of drilling or metallurgical testing;
•production costs; and
•recovery rates.
The cut-off values and cut-off grades for the Mineral Reserves and Mineral Resources are based on our assumptions about plant recovery, metal prices, mining dilution and recovery, and our estimates for operating and capital costs, which are based on historical production figures. We may have to recalculate our estimated Mineral Reserves and Mineral Resources based on actual production or the results of exploration. Fluctuations in the market price of gold, unanticipated increases in production costs (such as labour, energy, or other key inputs) or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time. As part of the annual Mineral Reserves and Mineral Resources review process, a summary of which was published on November 26, 2025 with an effective date of September 30, 2025, cut-off values or cut-off grades were updated to reflect current operating and market conditions. If there is a material decrease in our Mineral Reserve estimates, or our ability to extract the Mineral Reserves, it could have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There are uncertainties inherent in estimating Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources, including many factors beyond our control. Estimating Mineral Reserves and Mineral Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable or subject to change. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Additional knowledge gained or failure to identify and account for such occurrences in our assessment of Mineral Reserves and Mineral Resources may make mining

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 more expensive and cost prohibitive, which will have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There is no assurance that the estimates are accurate, that Mineral Reserve and Resource figures are accurate, or that the Mineral Reserves or Resources can be mined or processed profitably. Mineral Resources that are not classified as Mineral Reserves do not have demonstrated economic viability. Measured Mineral Resources, Indicated Mineral Resources, or an Inferred Mineral Resource may not ever be upgraded to a higher category and an Inferred Mineral Resource may not exist or be economically or legally feasible to mine.
As we explore and develop a property, we are constantly determining the level of drilling and analytical work required to maintain or upgrade our confidence in the geological model. Depending on continuity, the amount of drilling will vary from deposit to deposit. The degree of analytical work is determined by the variability in the ore, the type of metallurgical process used and the potential for deleterious elements in the ore. We do not drill exhaustively at all deposits or analyze every sample for every known element as the cost would be prohibitive. Therefore, unknown geological formations are possible, which could limit our ability to access the ore or cut off the ore where we are expecting continuity. It is also possible that we have not correctly identified all metals and deleterious elements in the ore in order to design metallurgical processes correctly.
There may be associated metals or minerals that are deleterious to the extraction process or that may make downstream metallurgical processes more difficult. The presence of these metals or minerals may result in us having problems in developing a process that will allow us to extract the ore economically. Alternatively, the ore may not be as valuable as we anticipate due to the lower recoveries received or the penalties associated with the extraction of deleterious materials that are sold as part of the saleable product. Failure to maintain or increase our annual production of gold and other metals could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Replacement of Mineral Reserves
Because mines have limited lives based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold and their life of mine is reduced.
Our ability to maintain or increase annual production of gold, copper and other metals will depend significantly on:
•the geological and technical expertise of our management and exploration teams;
•the quality of land available for exploration;
•our mining and processing operations;
•our ability to conduct successful exploration efforts; and
•our ability to develop new projects and make acquisitions.
There is no assurance that our exploration programs will expand our current Mineral Reserves or replace them with new Mineral Reserves. .Mineral Reserves estimated in accordance with NI 43-101 may also decrease due to economic factors such as the use of lower metal price assumptions or increased costs assumptions. The Company’s future profitability may be affected if mineral reserves are mined without adequate replacement and the Company may not be able to sustain production to or beyond the currently contemplated mine lives based on current production rates. Failure to replace or expand our Mineral Reserves, as well as to maintain or increase our annual production of gold and other metals, could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Different Standards and Regulatory Reviews
The standards used by the Company to prepare and report Mineral Reserves and Mineral Resources differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any Mineral Reserves and Mineral Resources reported by Eldorado in accordance with NI 43-101 may not qualify as such under SEC standards, including Subpart 1300 of Regulation S-K under the United States Exchange Act of 1934, as amended ("Subpart 1300 of Regulation S-K"). Accordingly, information contained in public disclosure documents, including this MD&A containing descriptions of the Eldorado mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
States federal securities laws and the rules and regulations of the SEC thereunder. See also “Reporting Mineral Reserves and Mineral Resources”.
Eldorado's public disclosure documents, including this MD&A, are subject to review by applicable securities regulatory authorities and stock exchanges upon which our securities are listed. While we employ internal personnel and engage external counsel and other experts to review our disclosure documents for compliance with applicable regulatory requirements, the applicable securities regulatory authorities may take a different view or interpretation of applicable legislative provisions, instruments, policies and notices than the Company, or exercise discretion in a manner that is contrary to our expectations. In such instances, the Company may be required to issue supplemental or amended disclosure documents or clarifying news releases, which may be inconsistent with peer disclosures, cause investor uncertainty and negatively impact our ability to compete with comparable mining companies. Such outcomes could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Pandemics, Epidemics and Public Health Crises
The occurrence or reoccurrence of any pandemic, epidemic, endemic or similar public health threats (such as COVID-19) and the resulting negative impact on the global economy and financial markets, the duration and extent of which is highly uncertain and could be material, may have an adverse impact on our business, results of operations, financial condition and the Eldorado Gold share price.
The extent to which global pandemics impact our business going forward will depend on a variety of factors including directives of government and public health authorities; disruptions and volatility in the global capital markets, which may increase cost of capital and adversely impact access to capital; impacts on workforces throughout the regions in which we operate, which may result in our workforce being unable to work effectively, including because of illness, quarantines, government actions, facility closures or other restrictions in connection with such pandemics; the roll out and effectiveness of vaccines or other treatments; delays in product refining and smelting due to restrictions or temporary closures; sustained disruptions in global supply chains; and other unpredictable impacts that are not foreseeable at this time. These and other impacts of a pandemic, epidemic, endemic or similar public health threats could also have the effect of heightening many of the other risks described in this section.
Regulated Substances
The transportation and use of certain substances that we use in our operations are regulated by the governments in the jurisdictions in which we operate. Two obvious examples are explosives and cyanide. Regulations may include restricting where the substance can be purchased; requiring a certain government department to approve or handle the purchase and transport of the substances; and restricting the amount of these substances that can be kept on-site at any time, among others.
Eldorado Gold is a signatory to the International Cyanide Management Code ("ICMC"), which commits us to mandating that our sites adhere to the standards imposed under the ICMC for the purchase, transportation, use and disposal of cyanide. Applicable laws and administrative practices governing such activities may change. This may result in delays or suspension of operations.
Acquisitions
Although we actively seek acquisition opportunities that are consistent with our growth strategy, we are not certain that we will be able to identify suitable candidates that are available at a reasonable price, complete any acquisition, or integrate any acquired business into our operations successfully. Acquisitions can involve a number of special risks, circumstances or legal liabilities, which could have a material adverse effect on our business, results of operations, financial condition, reputation and the Eldorado Gold share price.
Acquisitions may be made by using available cash, incurring debt, issuing common shares or other securities, or any combination of the foregoing. This could limit our flexibility to raise capital, operate, explore and develop our properties and make other acquisitions, and it could further dilute and decrease the trading price of our common shares. When we evaluate a potential acquisition, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in that business.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
We have discussions and engage in other activities with possible acquisition targets from time to time, and each of these activities could be in a different stage of development. There is no assurance that any potential transaction will be completed and the target integrated with our operations, systems, management and culture successfully in an efficient, effective and timely manner or that the expected bases or sources of synergies will in fact produce the benefits anticipated. In addition, synergies assume certain long-term realized gold and other metals prices. If actual prices are below such assumed prices, this could adversely affect the synergies to be realized. If we do not successfully manage our acquisition and growth strategy, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We continue to pursue opportunities to acquire advanced exploration assets that are consistent with our strategy. At any given time, discussions and activities with respect to such possible opportunities may be in process on such initiatives, each at different stages of due diligence. From time to time, we may acquire securities of, or an interest in, companies; and we may enter into acquisitions or other transactions with other companies.
Transactions involving acquisitions have inherent risks, including, accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of potential acquisitions; limited opportunity for and effectiveness of due diligence; ability to achieve identified and anticipated operating and financial synergies; unanticipated costs, liabilities and write-offs including higher capital and operating costs than had been assumed at the time of acquisition, and diversion of management attention from existing business, among others.
Any of these factors or other risks could result in us not realizing the benefits anticipated from acquiring other properties or companies, and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.
Due to the nature of certain proposed transactions, it is possible that shareholders may not have the right to evaluate the merits or risks of any future acquisition, except as required by applicable laws and stock exchange rules.
Foran Arrangement
As more particularly described under the heading “Key Business Developments” above, on February 1, 2026, the Company and Foran entered into the Arrangement Agreement, pursuant to which, the Company agreed to acquire all issued and outstanding shares of Foran. The Company will not control Foran until completion of the Arrangement and the business and results of operations of Foran may be adversely affected by events that are outside of the Company’s control during the intervening period. The performance of Foran may be influenced by, among other factors, economic downturns, changes in commodity prices, changes in applicable laws, increased environmental regulation, volatility in the financial markets, unfavorable regulatory decisions, litigation, rising costs, civic and labor unrest, delays in ongoing exploration and development projects and other factors beyond the Company’s control. As a result of any one or more of these factors, among others, the operations and financial performance of Foran may be negatively affected, which may adversely affect the Company’s financial results in the future.
Further, the Arrangement is subject to certain customary conditions and approvals, including approval by the Company’s shareholders and Foran’s securityholders, and the receipt of certain regulatory and court approvals, including approval under the Competition Act (Canada), and each of the Company and Foran has the right to terminate the Arrangement Agreement in certain circumstances. There can be no certainty that all the conditions to the Arrangement will be satisfied, that all approvals required to complete the Arrangement will be obtained, or that either party will not terminate the Arrangement Agreement. There is no assurance that the Arrangement will be completed as currently contemplated or at all. If the Arrangement is not completed, the market price of the common shares of the Company may decline and the Company will remain liable for significant consulting, accounting and legal costs relating to the Arrangement and will not realize anticipated synergies, growth opportunities and other benefits of the Arrangement.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Dispositions
When we decide to sell certain assets or projects, we may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of our strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact our ability to complete proposed dispositions. Alternatively, we may dispose of a business at a price or on terms that are less than we had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, we may be required to obtain necessary regulatory and governmental approvals on acceptable terms and pre-closing conditions may need to be satisfied, all of which may prevent us from completing the transaction. Dispositions may impact our production, Mineral Reserves and Mineral Resources and our future growth and financial conditions. Despite the disposition of businesses or assets, we may continue to be held responsible for actions taken while we controlled and operated such businesses or assets. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or assets or other conditions outside our control could affect our future financial results.
For example, in October, 2025, the Company sold its interests in Romania. The agreement governing the sale of Romania, which is not material to the Company, includes deferred consideration. The Company therefore remains indirectly exposed to the performance of the purchaser until such time as the consideration is paid.
Co-ownership of Our Properties
Mining projects are often conducted through an unincorporated joint venture or a co-owned incorporated joint venture company. Co-ownership often requires unanimous approval of the parties or their representatives for certain fundamental decisions such as an increase (or decrease) in registered capital, a merger, division, dissolution, amendment of the constitutional documents, and pledge of the assets, which means that each co-owner has a right to veto any of these decisions, which could lead to a deadlock. We are subject to a number of additional risks associated with co-ownership, including disagreement with a co-owner about how to develop, operate or finance the project; that a co-owner may at any time have economic or business interests or goals that are, or become, inconsistent with our business interests or goals; and that a co-owner may not comply with the agreements governing our relationship with them, among others.
Some of our interests are, and future interests may be, through co-owned companies established under and governed by the laws of their respective jurisdictions.
If a co-owner is a state-sector entity, then its actions and priorities may be dictated by government or other policies instead of purely commercial considerations. Decisions of a co-owner may have an adverse effect on the results of our operations in respect of the projects to which the applicable co-ownership relates.
Investment Portfolio
The Company has invested, and anticipates continuing to invest by purchasing non-majority stakes of the securities of other companies, primarily junior mining companies that hold early-stage exploration or development properties, each of which carries its own inherent risks. The Company does not control any of these investee companies from a day to day or operational perspective and has limited or no ability to influence the investee companies’ management, operational decisions and policies. Investing in junior mining and other companies involves a high degree of risk, including the potential loss of some or all of the amount invested, as the value of each investment will fluctuate with changes in market conditions and the nature of the Company’s investment. Market prices of each investee company’s securities will also change with, among other things, the market’s assessment of that investee company’s prospects, operational risk, political risk, credit risk and other risks. In addition, unanticipated risks in respect of the investee companies may arise given the limited nature of the due diligence investigations performed by the Company in respect of these investments. In some instances, the investee companies are, or will be, non-public or do not and will not have an active market for their securities, which means the Company may not be able to sell such investments at a reasonable price, in a timely manner, or at all. Any adverse developments, whether temporary or permanent, with respect to any of these investee companies may adversely affect the value of the Company’s interest in the investments and may require the Company to record a loss on the investment. Further,

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 although the Company expects that its investee companies will operate in accordance with industry standards and applicable laws, there can be no assurances that all activities of the investee companies will align with the Company's principles and standards, and may expose the Company to reputational risks. The realization of any of the foregoing risks could have an adverse effect on the Company’s results of operations and financial condition.
Share Price Volatility, Volume Fluctuations and Dilution
The capital markets have experienced a high degree of volatility in the trading price and volume of shares sold over the past few years. Many companies, including the Company, have experienced wide fluctuations in the market price of their securities that may in part be due to commodity price volatility (and by extension are not necessarily related to their operating performance, underlying asset values or prospects). There is no assurance that the price of our securities will be exempt from such volatility, or the underlying causes related thereto, in the future.
Future acquisitions could be made through the issuance of equity securities of Eldorado Gold. Additional funds may be needed for our exploration and development programs and potential acquisitions, which could be raised through equity issues. Issuing more equity securities can substantially dilute the interests of Eldorado Gold shareholders. Issuing substantial amounts of Eldorado Gold securities, or making them available for sale, could have an adverse effect on the prevailing market prices for Eldorado Gold's securities. A decline in the Eldorado Gold share price could hamper the ability of Eldorado Gold to raise additional capital through the sale of its securities.
Competition
We compete for attractive mineral properties and projects with other entities that have substantial financial resources, operational experience, technical capabilities, skilled labour and political strengths, including state owned and domestically domiciled entities, in some of the countries in which we now, or may in the future wish to, conduct our business and operations.
We may not be able to prevail over these competitors in obtaining mineral properties that are producing or capable of producing metals, in attracting and retaining the skilled labour required to develop and operate our projects, or to compete effectively for merger and acquisition targets, or do so on terms we consider acceptable. This may limit our growth and our ability to replace or expand our Mineral Reserves and Mineral Resources and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Limited Number of Smelters and Off-Takers
We rely on a limited number of smelters and off-takers, a substantial number of which are in China to purchase the concentrate product from some of our mining operations. The amount of gold and other concentrates that we can produce and sell is subject to the accessibility, availability, proximity, and capacity of the smelters and off-takers to produce and distribute the product of our operations. A lack of smelter capacity to process Eldorado's gold and other concentrates, in China and elsewhere, whether as a result of environmental, health and safety laws, regulations and industry standards or otherwise, could limit the ability for Eldorado to sell or otherwise deliver its products to market. In addition, Eldorado may be unable to realize the full economic potential of certain of its products or experience a reduction of the price offered for certain of Eldorado's gold or other concentrates. In addition, our ability to transport concentrate to smelters may be affected by geopolitical considerations, including the Russia-Ukraine war and more recent developments involving threats to the safety and security of commercial shipping operations in the Red Sea. Unexpected shutdowns, concentrate transportation challenges or unavailability of smelter capacity, because of actions taken by regulators or otherwise, could have a material adverse effect on Eldorado's business, results of operations, financial condition and the Eldorado Gold share price. See also "Global Economic Environment" and “Foreign Operations”.
Information and Operational Technology Systems
Our operations depend, in part, upon information and operational technology systems. These systems, including machines and equipment, are subject to disruption, damage, disabling, misuse, malfunction or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft, malware, cyber threats, extortion, employee error, malfeasance and defects in design. We may also be a target of cyber surveillance or a cyber-attack from cyber criminals, industrial competitors or

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 government actors. Any of these and other events could result in information and operational technology systems failures, operational delays, production downtimes, operating accidents, loss of revenues due to a disruption of activities, incurring of remediation costs, including ransom payments, destruction or corruption of data, release of confidential information in contravention of applicable laws, litigation, fines and liability for failure to comply with privacy and information security laws, unauthorized access to proprietary or sensitive information, security breaches or other manipulation or improper use of our data, systems and networks, regulatory investigations and heightened regulatory scrutiny, any of which could have material adverse effects on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
Although we have not experienced any material losses relating to cyber-attacks or other information security breaches to date, there is no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
System or network disruptions could adversely affect us if new or upgraded information or operational technology systems are defective, improperly installed, or not well integrated into our operations by personnel or third-party service providers. Various measures have been implemented to manage our risks related to system implementation and modification, but system modification failures could have a material adverse effect on our business, financial position, results of operations and the Eldorado Gold share price and could, if not successfully implemented, adversely impact the effectiveness of our internal controls over financial reporting.
Any damage, disabling, misuse, malfunction or failure that causes an interruption in operations could have an adverse effect on the production from and development of our properties. While we have systems, policies, hardware, practices and procedures designed to prevent or limit the effect of disabling, misuse, malfunction or failure of our operating facilities, infrastructure, machines and equipment, there can be no assurance that these measures will be sufficient and that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed in a timely manner.
Liquidity and Financing Risk
Liquidity risk is the risk that the Company cannot meet its planned and foreseeable commitments, including operating and capital expenditure requirements. We may be exposed to liquidity risks if we cannot maintain our cash positions, cash flows or mineral asset base, or if appropriate financing is not available on terms satisfactory to us. In addition, we may be unable to secure loans and other credit facilities and sources of financing required to advance and support our business plans. In the future, we may also be unable to maintain, renew or refinance our Senior Notes, Credit Facility including any letters of credit issued in connection with the Credit Facility, or the Term Facility on terms we believe are favorable or at all.
The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit and seeking external sources of funding where appropriate. Management uses a planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans. We have historically minimized financing risks by diversifying our funding sources, which include credit facilities, issuance of notes, issuance of flow-through shares, at-the-market equity programs and cash flow from operations. In addition, we believe that Eldorado Gold has the ability to access the public debt and equity markets given our asset base and current credit ratings; however, such market access may become restricted, and, if we are unable to access capital when required, it may have a material adverse effect on us.
Any decrease in production, or change in timing of production or the prices we realize for our gold, copper, or other metals, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects. Failure to achieve estimates in production or costs could have an adverse impact on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Management believes that the working capital as at December 31, 2025, together with future cash flows from operations and access to the remaining undrawn Credit Facility and the letters of credit issued in support of the Term Facility, if required, are sufficient to support the Company's existing and foreseeable commitments for the next twelve months. However, if there are any material changes in the Company's business, assets, capital or operations, including if actual results or capital requirements are different than expected, or financing, if required, is not available to the Company on terms satisfactory to meet these material changes, then this may adversely affect the ability of the Company to meet its financial obligations and operational and development plans. Unexpected economic and other crises have the potential to heighten liquidity risk, as Eldorado may be required to seek liquidity in a market beset by a sudden increase in the demand for liquidity and a simultaneous drop in supply.
Indebtedness
As at December 31, 2025, we have approximately $1,275.1 million in total debt. The incurrence or maintenance of substantial levels of debt could adversely affect our business, results of operations, financial condition, the Eldorado Gold share price and our ability to take advantage of corporate opportunities.
Long-term and/or substantial indebtedness could have adverse consequences, including:
•limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;
•requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;
•increasing our vulnerability to general adverse economic and industry conditions;
•limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
•placing us at a disadvantage compared to other, less leveraged competitors;
•increasing our cost of borrowing; and
•putting us at risk of default if we do not service or repay this debt in accordance with applicable covenants.
While neither our articles nor our by-laws limit the amount of indebtedness that we may incur, the level of our indebtedness under our Senior Notes, Credit Facility, and Term Facility from time to time could impair our ability to obtain additional financing in the future on a timely basis, or at all, and to take advantage of business opportunities that may arise, thereby potentially limiting our operational flexibility as well as our financial flexibility.
Debt Service Obligations
Our ability to make scheduled payments on, refinance or commence repayment of our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, including those identified elsewhere in this MD&A. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness.
We may be unable to commence repayment, as planned. We may also not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. The Senior Notes and Credit Facility will restrict our ability to dispose of certain assets and use the proceeds from those dispositions other than to repay such obligations and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. Unexpected developments or delays with respect to the Skouries Project may impact our ability to continue to draw on or to repay the Term Facility. See “Development Risks - Skouries”.
In addition, Eldorado Gold conducts substantially all of its operations through its subsidiaries. Accordingly, repayment of Eldorado Gold's indebtedness will be dependent in large measure on the generation of cash flow by

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 its subsidiaries and their ability to make such cash available to Eldorado Gold, by dividend, intercompany debt repayment or otherwise. Unless they are or become guarantors of Eldorado Gold's indebtedness, Eldorado Gold's subsidiaries do not have any obligation to pay amounts due on its indebtedness or to make funds available for that purpose. Eldorado Gold's subsidiaries may not be able to, or may not be permitted to, make distributions to enable Eldorado Gold to make payments in respect of its indebtedness. In addition, certain subsidiaries of Eldorado Gold may not be able to, or may not be permitted to, make certain investments into certain other subsidiaries of Eldorado Gold beyond a certain threshold amount. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit Eldorado Gold's ability to obtain cash from its subsidiaries. While the Senior Notes and Credit Facility limit the ability of Eldorado Gold's subsidiaries to incur restrictions on their ability to pay dividends or make other intercompany payments to Eldorado Gold, these limitations are subject to qualifications and exceptions. Furthermore, as Eldorado's funds are used to develop projects in foreign jurisdictions through foreign subsidiaries, there may be restrictions on foreign subsidiaries' ability to pay dividends or make other intercompany payments to Eldorado Gold. In the event that Eldorado Gold does not receive distributions from its subsidiaries, Eldorado Gold may be unable to make required principal and interest payments on its indebtedness, including the Senior Notes and Credit Facility.
Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position, results of operations and our ability to satisfy our obligations under our debt instruments.
Non-IFRS Metrics – Total Cash Costs per Ounce and All-In-Sustaining Costs
The Company’s total cash costs per ounce and AISC per ounce of gold are dependent on factors including the exchange rate between the U.S. dollar and the Canadian, Greek and Turkish currencies, treatment and refining charges, production royalties, the price of gold and other produced metals and the cost of inputs used in mining operations. Total cash costs per ounce and AISC per ounce at all of the Company’s mines are also affected by the costs of inputs used in mining operations, including labour, energy, fuel and chemical reagents. All of these factors are beyond the Company’s control. If the Company’s total cash costs per ounce or AISC per ounce of gold rise above the market price of gold and remain elevated for any sustained period, some or all of the Company’s activities may become unprofitable, and the Company may curtail or suspend some or all of its exploration, development and/or mining activities. Total cash costs per ounce and AISC per ounce are not recognized measures under IFRS, and the data disclosed by the Company may not be comparable to data presented by other gold mining companies.
Currency Risk
We sell gold in U.S. dollars, but incur costs in several currencies, including U.S. dollars, Canadian dollars, Turkish Lira, and Euros. Any change in the value of any of these currencies against the U.S. dollar can change production costs and capital expenditures and lead to higher operation, construction, development and other costs than anticipated, which can affect future cash flows, business, results of operations, financial condition and the Eldorado Gold share price. As of December 31, 2025, approximately 86% of Eldorado's cash and cash equivalents were held in U.S. dollars.
We have a risk management policy that contemplates potential hedging of our foreign exchange exposure to reduce the risk associated with currency fluctuations. During 2025, we entered into zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque Complex, respectively. In August and October 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company's equity commitment for the Skouries Project. In December 2022, we announced that Hellas Gold had entered into an interest rate swap, covering 70% of its variable interest rate exposure, in accordance with the terms of our Term Facility. Hellas also entered into foreign exchange hedging arrangements to fix U.S. dollars to Euros for a portion of the Term Facility repayments.
These derivatives set a band within which we expect to be able to protect against currency movements, either above or below specific strike prices. There is no assurance that Eldorado will be able to obtain hedging on reasonable terms in the future or that any hedges that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if no hedges were

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 in place. For example, the Turkish Lira lost approximately 20% of its value against the U.S. dollar in 2025 and volatility remains a possibility in the future. While the ultimate impact of recent currency fluctuations impacting the Turkish Lira is difficult to predict and depends on factors that are evolving beyond our control, these and other impacts of foreign exchange exposure could also have the effect of heightening certain of the other risks described under "Foreign Operations", “Credit Risk” and "Government Regulation".
The table below shows our assets and liabilities denominated in currencies other than the U.S. dollar at December 31, 2025. We recognized a $20.1 million on foreign exchange loss from continuing operations in 2025, compared to a foreign exchange gain of $5.3 million from continuing operations in 2024.

December 31, 2025 (in millions)	Canadian dollar	Euro	Turkish lira
	$	€	TRY
Cash and cash equivalents	35.9	73.4	191.9
Accounts receivable and other	17.5	73.9	304.4
Current derivative assets	0.5	—	—
Other non-current assets	2.7	65.9	—
Investments in marketable securities	66.3	—	—
Accounts payable and other	(211.8)	(199.5)	(6,939.7)
Current derivative liabilities	—	(3.4)	—
Current debt - Term Facility	—	(40.8)	—
Non-current derivative liabilities	—	(3.6)	—
Non-current debt - Term Facility	—	(669.6)	—
Other non-current liabilities	(9.0)	(6.8)	(326.9)
Net balance	(97.9)	(710.5)	(6,770.3)
Equivalent in U.S. dollars	($70.6)	($834.8)	($158.0)
Other foreign currency net liability exposure is equivalent to $0.1 million U.S. dollars.
Interest Rate Risk
Interest rates determine how much interest the Company pays on its debt, and how much is earned on cash and cash equivalent balances, which can affect future cash flows.
The Senior Notes have a fixed interest rate of 6.25%. Borrowings under the Credit Facility are at variable rates of interest based on SOFR and the spread adjustment based on the tenor. Draws on the Credit Facility are at variable rates of interest which expose the Company to interest rate risk. At December 31, 2025, no amounts were drawn under the Credit Facility. Borrowings under the Term Facility include amounts at variable rates based on the six months EURIBOR. To reduce interest rate risk, the Company has entered into interest rate swaps covering approximately 79% of the variable interest rate exposure related to the Term Facility.
The Company may enter into interest rate swaps in the future, involving the exchange of floating for fixed rate interest payments, in order to reduce interest rate volatility. However, there is no assurance that Eldorado will be able to obtain interest rate swaps on reasonable terms or that any interest rate swaps that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no such swaps in place.
Increases in interest rates may impact the Company’s ability to take on additional indebtedness at favourable rates, or refinance existing indebtedness at rates similar to those previously offered to the Company. Failure to secure additional indebtedness at favourable rates, or refinancing existing indebtedness like the Credit Facility at similar rates to what existed prior to maturity, could result in a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Credit Risk
We may be exposed to credit risks if the counterparty to any financial instrument to which Eldorado is a party will not meet its obligations and will cause us to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In accordance with the Company's short-term investment policy, term deposits and short term investments are held with high credit quality financial institutions as determined by rating agencies. For cash and cash equivalents, restricted cash, derivative assets and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.
Payment for metal sales is normally within normal business practice for receipt of goods and is dependent on the contract terms with the buyer. There is no guarantee that buyers, including under exclusive sales arrangements, will not default on their commitments, which may have an adverse impact on the Company's financial performance. If there are defaults, Eldorado would be required to find alternate buyers. However, there may be delays associated with establishing new sales contracts or timing on revenue recognition of final sales.
The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. As at December 31, 2025, the Company holds a significant amount of cash and cash equivalents with various financial institutions in North America, the Netherlands and Greece. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments. As at December 31, 2025, deposits equivalent to approximately $100 million U.S. dollars are held in banking institutions operating in Greece with lower credit ratings as compared to other financial institutions at which the Company holds cash and investments. These deposits relate primarily to equity contributions received by the Skouries Project to fund expenditures in early 2026. While Turkiye’s sovereign credit ratings were upgraded slightly in 2025, reflecting improvements in economic conditions, the sovereign debt rating still remains below the credit rating permitted under the Company's investment policy. As at December 31, 2025, deposits equivalent to approximately $10 million U.S. dollars are held in a banking institution operating in Turkiye which has a lower credit rating compared to other financial institutions where the Company holds cash and investments. Together with past downgrades in Turkiye’s sovereign credit rating, these factors expose the Company to greater credit risk. This risk is mitigated through the Company's policy of maintaining limited cash balances in-country; however, cash balances held with financial institutions in Turkiye may increase in the future to meet operational or other business requirements. There can be no assurance that certain financial institutions in foreign countries in which the Company operates will not default on their commitments.
Tax Matters
We operate and have operated in a number of countries, each of which has its own tax regime to which we are subject. The tax regime and the enforcement policies of tax administrators in each of these countries are complex and may change from time to time, which are all beyond our control. Our investments into these countries, importation of goods and materials, land use, expenditures, sales of gold and other products, income, repatriation of money and all other aspects of our investments and operations can be taxed, and there is no certainty as to which areas of our operations will be assessed or taxed from time to time or at what rates.
Our tax residency and the tax residency of our subsidiaries (both current and past) are affected by a number of factors, some of which are outside of our control, including the application and interpretation of relevant tax laws and treaties. If we or our subsidiaries are ever assessed to be a non-resident in the jurisdictions that we, or our subsidiaries, report or have reported or are otherwise assessed, or are deemed to be resident (for the purposes of tax) in another jurisdiction, we may be liable to pay additional taxes. In addition, we have entered into various arrangements regarding the sale of mineral products or mineral assets, which may be subject to unexpected tax treatment. If such taxes were to become payable, this could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We endeavor to structure, and restructure from time to time, our corporate organization in a commercially efficient manner and if any such planning effort is considered by a taxation authority to constitute tax avoidance, then this could result in increased taxes and tax penalties, which could have a material adverse effect on our financial condition.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
New laws and regulations or new interpretations of or amendments to laws, regulations or enforcement policy relating to tax laws or tax agreements with governmental authorities, if proposed and enacted, may affect our current financial condition and could result in higher taxes being payable by us.
There is potential for change in the tariff arrangements in the countries in which Eldorado operates, as is the case for the Chinese importation specification for concentrate imports set out in the Industry Standard. There is no assurance that our current financial condition will not change in the future due to such changes. See also “Environmental” and "Tariffs and Other Trade Barriers".
Financial Reporting Carrying Value of Assets
The Company conducts impairment assessments of goodwill annually and, at the end of each reporting period, the Company assesses if there is any indication that assets may be impaired. If an indicator of impairment (or impairment reversal) exists, we calculate the recoverable amount of the asset and compare that to the carrying value of the asset to determine if any impairment loss (or a reversal of impairment) is required. An impairment charge, which would have an adverse effect on our reported earnings, is recognized for any excess of the carrying amount over its recoverable amount.
The estimation of recoverable amount for impairment testing requires management to make estimates for many factors including, but not limited to, Mineral Reserves and Mineral Resources, estimates of future production and operating and capital costs in the Company’s life of mine plans, and estimates of the fair value of mineral properties beyond proven and probable reserves as well as external economic inputs including, but not limited to metal prices, discount rates, and net asset value market multiples. Should estimates regarding these factors be incorrect, the Company may be required to realize impairment charges.
Global Uncertainty and Global Economic Environment
Geopolitical uncertainty, increased global polarization, trade complexity and international conflicts may create uncertainty in global financial and equity markets. Changing market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital. In addition, increased global political and financial instability may result in downward price pressure for many asset classes and increased volatility and risk spreads.
Examples of areas that could negatively impact our business include the following: (1) In February, 2022, Russian military forces launched a full-scale military invasion of Ukraine. The impacts of the Russia-Ukraine conflict could also heighten many of the other risks described in this section, including the risk factor titled “Limited Number of Smelters and Off-Takers”. (2) The threat or application of new tariffs and the renegotiation of the Canada U.S. Mexico Agreement could impact our supply chains and specifically key imports that we use in our business in Canada. See also "Tariffs and Other Trade Barriers".
We may experience material adverse impacts on our business, results of operations, financial condition and the Eldorado Gold share price as a result of geopolitical disruptions, which may be difficult to predict. Such disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things. Conversely, if negative economic conditions emerge, persist or worsen, it could lead to increased political and financial uncertainty, which could result in regime or regulatory changes in the jurisdictions in which we operate. High levels of volatility and market turmoil could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Labour - Employee/Union Relations
We depend on our workforce to explore for Mineral Reserves and Mineral Resources, develop our projects and operate our mines. We have programs to recruit and train the necessary workforce for our operations, and we work hard at maintaining good relations with our workforce to minimize the possibility of defections and strikes, lockouts (if permitted under applicable legislation) and other stoppages at our work sites. In addition, our relations with our employees may be affected by changes in labour and employment legislation that may be introduced by the relevant governmental authorities. Changes in such legislation or a prolonged labour disruption or shortages at any of our mines or projects could have a material adverse effect on our results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
A significant portion of our employees are represented by labour unions in Greece and Turkiye under various collective bargaining agreements with varying durations and expiration dates. Labour agreements are periodically negotiated, and there is a possibility that they may not be renewed (or renewed under terms that are not reasonably satisfactory to us). If we do not successfully negotiate new collective bargaining agreements with our union workers, we may incur prolonged strikes and other work stoppages at our mining operations, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. Additionally, if we enter into a new labour agreement with any union that significantly increases our labour costs relative to our competitors, or imposes restrictions on our operations, such as limiting work hours or certain types of activities, our ability to compete and operate effectively may be materially and adversely affected. We expect that labour shortages and industry dynamics that are beyond our control could contribute to increasing challenges in attracting and retaining the skilled labour necessary for our operations, potentially impacting our ability to develop or operate various projects.
We could experience labour disruptions such as work stoppages, work slowdowns, union organizing campaigns, strikes, or lockouts (if permitted under applicable legislation) that could adversely affect our operations. Any work interruptions involving Eldorado's employees (including as a result of a strike or lockout as permitted by applicable legislation) or operations, or any jointly owned facilities operated by another entity present a significant risk to Eldorado and could have a material adverse effect on Eldorado's business, financial condition, and results of operations. See also "Skilled Workforce” and “Inflation Risk”.
Key Personnel
We depend on a number of key personnel, including executives and senior officers. We do not have key person life insurance. Employment contracts are in place with each of these executives; however, the inability to retain any of them could have an adverse effect on our operations.
We must continue enhancing our management systems and focus on recruiting and training new employees to manage our business effectively. We have been successful in attracting and retaining skilled and experienced personnel in the past, and expect to be in the future, but there is no assurance that this will always be the case.
Skilled Workforce
We depend on a skilled workforce, including but not limited to mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop our projects and operate our mines. We have programs and initiatives in place to attract, develop, engage, and retain a skilled workforce. However, we are potentially faced with a shortage of skilled professionals due to competition in the industry and the continued exit of experienced employees from the workforce.
Labour market tightness in Greece, which has become particularly pronounced in the construction industry, continues to limit the availability of key construction personnel at the Skouries Project. This has resulted in a slower ramp-up of the workforce and delays in the progress of certain aspects of the Skouries Project. See also "Development Risks - Skouries", “Expatriates”, “Labour - Employee/Union Relations”, and “Contractors”.
As such, we need to continue to sustain our focus on training and development programs for current and future employees and partner with local universities, technical schools, and our communities, to train and develop a skilled workforce for the future. Such efforts are costly and there is no assurance that they will result in Eldorado having the workforce it needs, including in terms of location, skillsets and availability. See also "Expatriates", "Labour - Employee/Union Relations”, and “Inflation Risk”.
Expatriates
We leverage the skills and experience of expatriates to work at our mines and projects to fill gaps in expertise and provide needed management skills in the countries where we operate. Additionally, we utilize expatriates to transfer knowledge and best practices and to train and develop in-country personnel and transition successors into their roles. Such training requires access to our sites, which may be restricted or challenged by immigration requirements and changing legislation in countries where expatriates are not citizens. We may operate in relatively remote or isolated locations and must continue to maintain competitive compensation and benefits programs to attract and

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 retain expatriate personnel. We must also develop in-country personnel to run our mines in the future. A lack of appropriately skilled and experienced personnel in key positions could have an adverse effect on our operations.
See also “Contractors”, “Skilled Workforce”, “Labour - Employee/Union Relations”, and “Key Personnel”.
Contractors
We may engage a number of different contractors during the development and construction phase of a project or for other specific business requirements, including pursuant to a lump sum contract for specified services or through a range of engineering, procurement, construction and management contract options, depending on the type and complexity of work that is being undertaken, and the level of engineering that has been completed when the contract is awarded. Depending on the type of contract and the point at which it is awarded, there is potential for variations to occur within the contract scope, which could take the form of extras that were not considered as part of the original scope or change orders. These changes may result in increased capital or other costs and/or delays.
Similarly, we may be subject to disputes with contractors on contract interpretation, which could result in increased capital or other costs under the contract or delay in completion of the project if a contract dispute interferes with the contractor's efforts on the ground. There is also a risk that our contractors and subcontractors could experience labour disputes or become insolvent, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
See also “Expatriates”, “Skilled Workforce”, “Labour - Employee/Union Relations”, and “Key Personnel”.
Default on Obligations
A breach of the covenants under the Senior Notes, Credit Facility, the Term Facility or our other debt instruments could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the repayment of the related debt and may result in the acceleration of repayment of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if we are unable to repay any amounts due and payable under the Credit Facility, those lenders could proceed against the collateral granted to them to secure such indebtedness. If our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.
If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in our debt instruments, which could cause cross-acceleration or cross-default under other debt agreements, we could be in default under the terms of the agreements governing such other indebtedness. If such a default occurs:
•the holders of the indebtedness may be able to cause all of our available cash flow to be used to pay the indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; or
•we could be forced into bankruptcy, liquidation or restructuring proceedings.
If our operating performance declines, we may in the future need to amend or modify the agreements governing our indebtedness or seek concessions from the holders of such indebtedness. There is no assurance that such concessions would be forthcoming.
Current and Future Operating Restrictions
Our Senior Notes, Credit Facility, Term Facility, and certain other agreements contain certain restrictive covenants that impose significant operating and financial restrictions on us. In some circumstances, the restrictive covenants may limit our operating flexibility and our ability to engage in actions that may be in our long-term best interest, including, among other things, restrictions on our ability to:
•incur additional indebtedness and guarantee indebtedness;
•pay dividends or make other distributions or repurchase or redeem our capital stock;
•prepay, redeem or repurchase certain debt;
•make loans and investments, including investments into certain affiliates;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
•sell, transfer or otherwise dispose of assets;
•incur certain lease obligations;
•incur or permit to exist certain liens;
•enter into transactions with affiliates;
•undertake certain acquisitions;
•complete certain corporate changes;
•enter into certain hedging arrangements;
•enter into agreements restricting our subsidiaries' ability to pay dividends; and
•consolidate, amalgamate, merge or sell all or substantially all of our assets.
In addition, the restrictive covenants in our Credit Facility and Term Facility contain certain restrictions on us and require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make acquisitions, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in our business or the economy in general, or otherwise take advantage of business opportunities that may arise. Any of which could place us at a competitive disadvantage relative to our competitors that may have less debt and are not subject to such restrictions. Failure to meet these conditions and tests could constitute events of default thereunder.
Reclamation and Long-Term Obligations
We are required by various governments in jurisdictions in which we operate to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. The relevant laws governing the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance required are complex and vary from jurisdiction to jurisdiction.
As of December 31, 2025, Eldorado has provided the appropriate regulatory authorities with non-financial and financial letters of credit of EUR €63.8 million. The letters of credit were issued to secure certain obligations in connection with mine closure obligations in the various jurisdictions in which we operate. The amount and nature of such financial assurance are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Regulatory authorities may require further financial assurance and, to the extent that the value of the collateral provided is or becomes insufficient to cover the amount that we are required to post, we could be required to replace or supplement the existing security with more expensive forms of security. This could include cash deposits, which would reduce cash available for our operations and development activities. There is no guarantee that, in the future, we will be able to maintain or add to current levels of financial assurance as we may not have sufficient capital resources to do so.
In addition, climate change could lead to changes in the physical risks posed to our operations, which could result in changes in our closure and reclamation plans to address such risks. Any modifications to our closure and reclamation plans that may be required to address physical climate risks may materially increase the costs associated with implementing closure and reclamation at any or all of our active or inactive mine sites and the financial assurance obligations related to the same. For more information on the physical risks of climate change, see the risk factor entitled "Climate Change".
Although we have currently made provision for certain of our reclamation obligations, there is no assurance that these provisions will be adequate in the future. Failure to provide the required financial assurance for reclamation could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Credit Ratings
Our outstanding Senior Notes currently have a non-investment grade credit rating and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that agency's judgment, future circumstances relating to the basis of the credit rating, such as adverse changes to our business or affairs, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Senior Notes. Additionally,

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credit ratings may not reflect the potential effect of risks relating to the Senior Notes. Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional financing.
Change in Reporting Standards
While there are currently no new accounting or financial reporting standards that are expected to have an adverse impact on our financial condition and results of operations, we cannot predict the content, scope or timing of new reporting standards that may be implemented in the future.Any such future standards could have an adverse impact on our financial condition or results of operations.
Unavailability of Insurance
Where practical, Eldorado obtains insurance against certain risks in the operation of our business, but coverage has exclusions and limitations and is subject to deductible limits requiring Eldorado to bear part of the risk of loss. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, on terms we believe are commercially acceptable.
In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead Eldorado to decide to reduce or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. For example, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is generally not available to us or other companies in the mining industry on acceptable terms, particularly for several jurisdictions in which Eldorado operates. In the event any such insurance is or becomes unavailable, our overall risk exposure could be increased. Losses from these uninsured events may cause us to incur significant costs that could have a material adverse effect upon our business, results of operations, financial condition and the Eldorado Gold share price.
Sarbanes-Oxley Act (SOX), Applicable Securities Laws, and Stock Exchange Rules
We document and test our internal control procedures over financial reporting to satisfy the requirements of Section 404 of SOX. SOX requires management to conduct an annual assessment of our internal controls over financial reporting and our external auditors to conduct an independent assessment of the effectiveness of our controls as at the end of each fiscal year.
Our internal controls over financial reporting may not be adequate, or we may not be able to maintain such controls as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.
If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of Eldorado Gold.
If from time to time we do not implement new or improved controls, when required, or experience difficulties in implementing them, it could harm our financial results or we may not be able to meet our reporting obligations. There is no assurance that we will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.
If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures over financial reporting may also be limited by simple errors or faulty judgments. Continually enhancing our internal controls over financial reporting is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated therewith, we cannot be certain that we will be successful in complying with Section 404 of SOX.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
We are subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, Canadian Securities Administrators, the NYSE, the TSX and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by governments, making compliance more difficult and uncertain.
Eldorado is currently exempt from the SEC’s “Modernization of Property Disclosures For Mining Registrants”, as codified in Subpart 1300 of Regulation S-K (the “SEC Mining Rule”) as it files its annual report in accordance with the multijurisdictional disclosure system between Canada and the United States ("MJDS"), however if Eldorado loses its ability to file in accordance with MJDS or if Eldorado files certain registration statements with the SEC, Eldorado would be required to comply with the SEC Mining Rule. While the SEC Mining Rule has similarities with NI 43-101, Eldorado may be required to update or revise all of its existing technical reports, which may result in revisions (either upward or downward) to Eldorado's Mineral Reserves and Mineral Resources, in order to comply with the SEC Mining Rule. In addition, the SEC Mining Rule is subject to unknown interpretations, which could require Eldorado to incur substantial costs associated with compliance.
Eldorado's efforts to comply with the Canadian and United States rules and regulations and other new rules and regulations regarding public disclosure have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
If Eldorado fails to comply with such regulations, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Environmental, Social and Governance (ESG) Practices and Performance
There is increased scrutiny from affected and interested parties related to our ESG practices, performance and disclosures, including prioritization of sustainable and responsible production practices, greenhouse gas emissions and management of climate risk, tailings stewardship and social license to operate among others in the jurisdictions where we operate.
It is possible that our affected parties might not be satisfied with our ESG practices, performance and/or disclosures, or the speed of their adoption, implementation and measurable success. If we do not meet these evolving expectations, our reputation, our access to and cost of capital, and our stock price could be negatively impacted.
In addition, our customers and end users may require that we implement certain additional ESG procedures or standards before they will start or continue to do business with us, which could lead to preferential buying based on our ESG practices compared to our competitors' ESG practices.
Investor advocacy groups, certain institutional investors, investment funds, creditors and other influential investors are increasingly focused on our ESG practices and in recent years have placed increasing importance on the implications of their investments. Organizations that provide information to investors on ESG performance and related matters have developed quantitative and qualitative data collection processes and ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ratings or assessments of our ESG practices may lead to negative investor sentiment toward us, which could have a negative impact on our stock price and our access to and cost of capital. Additionally, if we do not adapt to or comply with investor or affected party expectations and standards, which are evolving, or if we are perceived to have not responded appropriately, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition, and/or stock price could be materially and adversely affected.
Although the Company has implemented a number of significant measures and safeguards, including our Human Rights Policy, which are intended to ensure that personnel understand and uphold human rights standards, the implementation of these measures will not guarantee that personnel, national police or other public security forces will uphold human rights standards in every instance.
The failure to conduct operations in accordance with Company standards, including those described in our annual sustainability report and Human Rights Policy, may result in harm to employees, community members or

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 trespassers, increase community tensions, reputational harm to us or result in criminal and/or civil liability, financial damages or penalties, and/or contravention of agreements that we may be party to.
We are subject to corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign private issuer listed on the NYSE and registered with the SEC in the United States.
We are exempt from certain NYSE requirements because we are subject to Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from applicable regulators.
Corruption, Bribery and Sanctions
Our operations are governed by, and involve interactions with, many levels of government in numerous countries. Like most companies, we are required to comply with anti-corruption and anti-bribery laws, including the Criminal Code (Canada), the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act, as well as similar laws that apply to our business including in the countries in which we conduct our business or our securities trade (collectively, "anti-bribery laws"). The Company has implemented and promulgated an Anti-Bribery & Corruption Policy, and a Code of Ethics and Business Conduct, with which all directors, officers and employees are required to comply.
In recent years, there has been a general increase in both the severity of penalties and frequency of prosecution and enforcement under such laws, resulting in greater punishment and scrutiny of companies convicted of violating anti-bribery laws. Furthermore, a company may be found liable for violations by not only its directors, officers or employees, but also through the actions of any third-party agents or representatives. Although we have adopted policies and use a risk-based approach to mitigate such risks, such measures may not always be effective in ensuring that we, our directors, officers, employees or third-party agents or representatives will be in compliance with such laws. If we find ourselves subject to an enforcement action or are found to be in violation of such laws, this may result in significant criminal penalties, fines and/or sanctions being imposed on us and significant negative media coverage resulting in a material adverse effect on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
The operation of our business may also be impacted by anti-terrorism, economic or financial sanction laws including the Criminal Code (Canada), the United Nations Act (Canada), the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada) and the Freezing Assets of Corrupt Foreign Officials Act (Canada), and more recently, the concerted sanctions against Russia in response to the Russia-Ukraine war, as well as similar laws in countries in which we conduct our business or our securities trade (collectively, "sanctions laws"). Such sanctions laws and any regulations, orders or policies issued thereunder may impose restrictions and prohibitions on trade, financial transactions, investments and other economic activities with sanctioned or designated foreign individuals or companies from a target country, industries, markets, countries or regions within countries. These restrictions and prohibitions may also apply to dealings with non-state actors such as terrorist organizations and may change from time to time. These restrictions and prohibitions may also apply to affiliates of sanctioned or designated persons and those acting on their behalf as agents or representatives. Sanctions laws are continually being updated in order to respond to unexpected events and occurrences across the globe. We use our best efforts to react as soon as possible to changes in sanctions laws across the globe. There is no assurance that we are or will be in full compliance with such laws and that if we should be in non-compliance there will not be a material adverse effect on our reputation, business, capital, results of operations, financial condition and the Eldorado Gold share price.
Employee Misconduct
We are reliant on the good character of our employees and are subject to the risk that employee misconduct could occur. Although we take precautions to prevent and detect employee misconduct, these precautions may not be effective and the Company could be exposed to unknown and unmanaged risks or losses. The existence of our Code of Ethics and Business Conduct, among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behaviour nor can we guarantee compliance with legal and regulatory requirements.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
These types of misconduct could result in unknown and unmanaged damage or losses, including regulatory sanctions and serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective. If material employee misconduct does occur, our business, results of operations, financial condition and the Eldorado Gold share price could be adversely affected.
Litigation and Contracts
We are periodically subject to legal claims that may or may not have merit. We are regularly involved in routine litigation matters. We believe that it is unlikely that the final outcome of these routine proceedings will have a material adverse effect on us; however, defense and settlement costs can be substantial, even for claims that are without merit.
Due to the inherent uncertainty of the litigation process, including arbitration proceedings, and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and/or adverse effect on us. In the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or arbitration panels or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.
In our business, we make contracts with a wide range of counterparties. There can be no assurance that these contracts will be honoured and performed in accordance with their terms by our counterparties or that we will be able to enforce the contractual obligations.
Conflicts of Interest
Certain of our directors also serve as directors of other companies involved in natural resource exploration and development, which may result in a conflict of interest between Eldorado and such other companies. There is also a possibility that such other companies may compete with us for the acquisition of assets. Consequently, there exists the possibility for such directors to be in a position of conflict over which company should pursue a particular acquisition opportunity.
Privacy Legislation
Eldorado is subject to privacy legislation in various countries in which we operate, including the European Union's General Data Protection Regulations ("GDPR"), Quebec's Act Respecting the Protection of Personal Information in the Private Sector , which was amended by Bill 64, an Act to Modernize Legislative Provisions as Regards the Protection of Personal Information (collectively, “Quebec Privacy Act, commonly referred to as Law 25”), and Turkiye’s Personal Data Protection Law numbered 6698 (“Turkiye’s PDPL”).
The GDPR is more stringent than its predecessor, the Data Protection Directive (Directive 95/46/EC). Turkiye’s PDPL, which mirrors but is in some instances more onerous than the GDPR, brings a new data protection regime into force. In Quebec, Law 25 brings significant and more stringent amendments to the Quebec Privacy Act. Eldorado is required to develop and implement programs that will evidence compliance with each, as applicable, or face significant fines and penalties for breaches. For example, companies that breach the GDPR can be fined up to 4% of their annual global turnover or €20 million, whichever is greater, while companies that breach the amended Québec Privacy Act can be fined up to 4% of their annual global turnover or C$25 million, whichever is greater. Companies that breach Turkiye’s PDPL may face administrative fines ranging from TRY 85,437 to over TRY 4417 million, along with potential criminal sanctions, including imprisonment, depending on the severity and nature of the violation. Such breaches may lead to costly fines and may have an adverse effect on governmental relations, our business, reputation, financial condition and the Eldorado Gold share price.
Dividends
While we have in place a policy for the payment of dividends on common shares of Eldorado Gold and declared a quarterly dividend in January 2026, there is no certainty that any further dividends may be declared in the future and that the amount of any such dividend will be consistent with past practice.
Our potential future investments will require significant funds for capital expenditures and our operating cash flow may not be sufficient to meet all of such expenditures. As a result, new sources of capital may be needed to meet the funding requirements of such investments, fund our ongoing business activities, fund construction and operation

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 of potential future projects and various exploration projects, fund share repurchase transactions and pay dividends. If we are unable to obtain financing or service existing or future debt we could be required to reduce, suspend or eliminate dividend payments or any future share repurchase transactions.
Tariffs and Other Trade Barriers
It is not clear what impact changes to tariffs may have or what actions other governments may take in the future (including, without limitation, retaliatory tariffs imposed by governments on products from the United States). In the future, tariffs could potentially impact prices of commodities, heavy machinery, and key inputs necessary to the operations of our business. In addition, changes in tariffs could have a material adverse effect on global economic conditions and the stability of global financial markets. The impact and extent of these risks is unknown. Any of these could have a material adverse effect on governmental relations, our business, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Other Information and Advisories
Financial Statements Basis of Preparation
The Company's consolidated financial statements, including comparatives, have been prepared in compliance with IFRS as issued by the IASB. The Company's significant accounting policies are described in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2025.
Critical Accounting Measurements and Judgments
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management assumptions, estimates and judgements include the valuation of property, plant and equipment and goodwill, estimated recoverable mineral reserves and mineral resources, inventory, asset retirement obligations and current and deferred taxes. Actual results could differ from these estimates.
Outlined below are some of the areas which require management to make significant judgements, estimates and assumptions.
(i) Valuation of property, plant and equipment and goodwill
Property, plant and equipment is tested for potential impairment or reversal of impairment when there is an indication of impairment or impairment reversal. Goodwill is tested at least annually or when there is an indication of impairment. Calculating the recoverable amount, including estimated fair value less cost of disposal ("FVLCD") of cash-generating units ("CGUs") for property, plant and equipment and goodwill, requires management to make estimates and assumptions with respect to discount rates, future production levels including amount of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices and estimates of the fair value of mineral properties beyond proven and probable reserves. Metal pricing assumptions were based on consensus forecast pricing and discount rates were based on a weighted average cost of capital, adjusted for country and other risks specific to the CGU. For the portion of incremental inferred resources and exploration potential beyond what is modeled in the Company’s life of mine plans ("value beyond proven and probable" or "VBPP"), fair value was assigned on the basis of an in-situ estimate of gold equivalent ounces. The fair value per gold equivalent ounce assigned was determined using a peer group of precedent comparable transactions.
Changes in any of the assumptions or estimates used in determining the recoverable amount could result in additional impairment or reversal of impairment recognized.
Judgement is applied in assessing whether certain facts and circumstances are indicators of impairment or reversal of impairment, and accordingly, require an impairment test to be performed. The Company considers both external and internal sources of information in assessing whether there are any indications that its assets or CGUs may be impaired or may require a reversal of impairment. The primary external factors considered are changes in estimated long-term metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. The primary internal factors considered are the performance of its CGUs against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.
Mineral reserve and mineral resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and exchange rates and capital costs. Cost estimates are based primarily on feasibility study estimates or operating history. Estimates are prepared under supervision of appropriately qualified persons, but will be impacted by forecasted commodity prices, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable mineral reserves and mineral resources are used to determine the depreciation of property, plant and equipment at

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the consolidated statements of operations and the carrying value of the asset retirement obligation.
(ii) Inventory
Inventories are measured at the lower of weighted average cost and net realizable value. The determination of net realizable value involves the use of estimates. The net realizable value of inventories is calculated as the estimated price at the time of eventual sale based on prevailing and forecast metal prices less estimated future costs to convert the inventories into saleable form and associated selling costs. The net realizable value of inventories is assessed at the end of each reporting period. Changes in the estimates of net realizable value may result in a write-down of inventories or a reversal of a previous write-down.
In determining the valuation of heap leach ore inventories, the Company makes estimates of recoverable ounces on the leach pads based on quantities of ore placed on the leach pads, the grade of ore placed on the leach pads and an estimated recovery rate. Actual timing and ultimate recovery of gold contained on the leach pads can differ significantly from these estimates. Changes in estimates of recoverable ounces on the leach pads can impact the Company’s ability to recover the carrying amount of the inventories and may result in a write-down of inventories.
(iii) Asset retirement obligation
The asset retirement obligation provision represents management's best estimate of the present value of future cash outflows required to settle the liability which reflect estimates of future costs, inflation, requirements of the relevant legal and regulatory frameworks and the timing of restoration and rehabilitation activities. Estimated future cash outflows are discounted using a risk-free rate based on U.S. Treasury bond rates. Changes to asset retirement obligation estimates are recorded with a corresponding change to the related item of property, plant and equipment, or to the statements of operations if there is no related property, plant and equipment. Adjustments to the carrying amounts of related items of property, plant and equipment can result in a change to future depreciation expense.
(iv) Current and deferred taxes
Judgements and estimates are required in assessing whether deferred tax assets are recoverable. Recoverability is based on an assessment of the ability to use future tax deductions against future taxable income, prior to expiration. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences can be controlled and is not expected to occur in the foreseeable future, which requires judgement.
Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
The Company operates in multiple tax jurisdictions and judgement is required in the application of income tax legislation in these jurisdictions. These estimates and judgements are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding increase or decrease to earnings or loss for the period.
Adoption of New Accounting Standards and Upcoming Changes
(a) Current adoption of new accounting standards
The following amendments to existing standards have been adopted by the Company commencing January 1, 2025:
Lack of Exchangeability (Amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates)
Eldorado has adopted 'Lack of Exchangeability (Amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates)'. In August 2023, the IASB published this amendment to require an entity to apply a consistent

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The Company has considered the amendment and concluded that there is no material impact on the consolidated financial statements from the adoption of this amendment.

(b) New Standards issued and not yet effective
Below are new standards, amendments to existing standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.
Amendments to the Classification and Measurement of Financial Instruments: Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures
In May 2024, the IASB issued 'Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)'. The amendments clarify the date of recognition and derecognition of some financial assets and financial liabilities, with a new exception that permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date. It also clarifies guidance on assessing whether a financial asset meets the solely payments of principal and interest criterion, it adds new disclosures for certain instruments with contractual terms that can change cash flows and updates the disclosures for equity instruments designated at FVTOCI. The amendments apply for annual reporting periods beginning on or after January 1, 2026, and are applied retrospectively. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.
IFRS 18: Presentation and Disclosure in Financial Statements
In April 2024, the IASB published its new standard IFRS 18 ‘Presentation and Disclosures in Financial Statements' that will replace IAS 1 'Presentation of Financial Statements' which sets out presentation and base disclosure requirements for financial statements. The changes, which mostly affect the income statement, include the introduction of categories and defined subtotals to allow better comparison between entities. Along with the introduction of requirements to improve aggregation and disaggregation of line items presented on the primary financial statements, that aim at additional relevant information and ensure that material information is not obscured. Companies will also have to disclose information on Management-defined Performance Measures in the notes to the financial statements. The amendments apply for annual reporting periods beginning on or after January 1, 2027, and are applied retrospectively. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.
Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2025, as defined in the rules of the SEC and Canadian Securities Administrators. Based on this evaluation, management concluded that the disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.
Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the United States Exchange Act of 1934, as amended, and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2025.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during the quarter and for the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2025, a summary of which was published on November 26, 2025.
Value Beyond Proven and Probable Reserves ("VBPP")
On acquisition of a mineral property, the Company prepares an estimate of the fair value of the exploration potential of that property and records this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of its annual business cycle, the Company prepares estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves. Estimates of VBPP are also used in our impairment analyses.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Qualified Persons
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, “continue”, “commitment”, “confident”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “outlook”, “plans”, “potential”, “projected”, “prospective”, or “schedule” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to: our beliefs for reserve growth; our jurisdictional and overall strategy; intentions with respect to a quarterly dividend program and expected record and payment dates for a declared dividend; Eldorado’s intent to acquire all the outstanding Foran shares and specifically, the consummation and timing of the transaction with Foran, approval of the transaction by Eldorado shareholders, satisfaction and timing of the closing conditions including timing, receipt and anticipated effects of court, regulatory and other consents and approvals; management’s safety vision and commitment to continuous improvement related thereto; the Company’s 2026 outlook including expected production, total cash costs, all-in sustaining costs, capital expenditures, both overall and by material property; with respect to the Skouries Project: timelines and expectations for first production and commercial production, management’s focus on safely delivering Skouries; the results of the 2021 feasibility study including expected mine life, annual production of gold and copper from the project; expected 2026 gold and copper production ;expected terms of concentrate off-take agreements and the expected positive economic impact of those terms, overall capital cost estimate, estimated foreign exchange impact, expected increases to accelerated operational capital costs, expected timing of the underground ramp-up, expected larger test stopes to be completed in 2026 and resulting tonnes, construction milestones and activities; funding requirements for Skouries, including the sources thereof and impacts to the letter of credit as the Company invests in Skouries; in respect of Olympias, plans to continue underground development and intentions to complete a mill expansion to 650 kpta and timing and benefits related thereto; with respect to Kisladag: expected mine life extension. construction of the second phase of the NHLP and ADR facilities, expected investment for a whole ore agglomeration circuit and expected benefits therefrom; expected timing for installation of agglomeration drums; expected timing for delivery and installation of a new crusher; optimization activities including associated costs and their expected benefits; and intention to complete a geometallurgical studies and the timing related thereto; expected additional waste-stripping activities to take advantage of metal prices and address ongoing geotechnical issues; with respect to Lamaque, plans to develop the Ormaque deposit, construction of the north basin water management structure; procurement of the paste plant as well as resource conversion drilling; in respect of Efemcukuru, plans for underground and portal development at Kokarpinar and development at Bati; in respect of Perama Hill: management’s beliefs on EIA approval and a potential construction start date; future exploration activities; statements regarding the acquisition of Foran, including timing, risks and benefits thereof; beliefs with respect to working capital capacity; the vesting and redemption of the Company’s PSUs; non-IFRS financial measures and ratios; risk factors affecting our business; upcoming changes to accounting standards; our expectations as to our future financial and operating performance, including expected metallurgical recoveries, and commodity price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities, and related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025 may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost, results of our construction and development activities, improvements, and exploration; the future price of gold and other commodities; the ability to complete the acquisition of Foran, including the ability to obtain all necessary consents and satisfaction of all necessary conditions to complete the transaction; and the timing thereof; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; availability of labour resources, including for construction, development and improvements activities; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to effectively use invested capital and unlock potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary of shipping for important or critical items for construction, development and improvements activities or for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in.
More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates, and expected hours; inflation rates; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.
In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: commodity price risk; development risks at Skouries and other construction and development projects including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and our ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; our ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures; regulatory requirements as they relate to mine plan approvals; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; the acquisition of Foran, including the performance of Foran, and all risks related thereto, and the ability to complete the acquisition; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to availability of labour resources, including for including for construction, development and improvements activities, and their productivity employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this news release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries Project. The specific risks, certainties and other factors include, among others: increase the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel (both skilled and unskilled) with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to increase productivity by, among other things,adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to third-party contractors, including reduced control over aspects of the Company's operations, and/or the ability of contractors to perform at required levels and according to baseline schedules and any commercial disputes that may arise from a contractor’s failure to meet these requirements; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; impacts to overhead costs related to the schedule; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, substation, waste management facilities, embankments, tailings conveyor and control centre; the timely receipt of necessary permits and authorizations; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including short and long duration rainfall and floods; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; and our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR:USD exchange rate.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2025
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise. Financial information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and are not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR+ and EDGAR under our Company name. The reader is directed to carefully review such documents for a full understanding of the financial information summarized herein.

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